UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

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McDonald's Corporation
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Notice of 2013 Annual Shareholders' Meeting and

Proxy Statement



Contents

PROXY SUMMARY

This summary contains highlights about our Company and the upcoming 2013 Annual Shareholders' Meeting. This summary does not contain all of the information that you should consider in advance of the meeting, and we encourage you to read the entire Proxy Statement and our 2012 Annual Report on Form 10-K carefully before voting.

GOVERNANCE HIGHLIGHTS

McDonald's governance is guided by core values that have been part of our business for more than 50 years—integrity, fairness, respect and ethical behavior. The strength of our governance is key to our success, and we continually review our practices to ensure effective collaboration of management and our Board to yield value for shareholders. Highlights of our governance include:

Recent Updates

> Declassified Board phase in begins—Directors elected in 2013 to serve one-year terms
> Modifications to our long-term cash incentive plan (CPUP) and equity compensation program (see page 4)

Board of Directors

> Independent Chairman
> 13 Directors; 12 are independent
> Over 50% of Directors are women or minorities
> Committee members are independent (except Executive Committee, which has one management Director)
> Executive sessions of independent Directors at each regularly-scheduled meeting
> All Directors attended over 90% of all Board and committee meetings in 2012
> Limited membership on other public company boards
> Regular succession planning—oversaw successful transition of CEO in 2012 with promotion of strong internal candidate that enabled leadership continuity (see page 14)
> Majority of Audit Committee members are "financial experts"
> Regular Board self-assessments and Director peer review
> No former employees serve as Directors

Shareholder Interests

> Majority voting standard for uncontested Director elections
> No super-majority voting requirements
> No shareholder rights plan
> Shareholders hold right to call special meetings
> No exclusive forum selection clause
> Annual advisory vote to ratify independent auditor (see page 42)
> Confidential voting policy
> Publicly disclose corporate political contributions under Board's policy
> Best practices in our executive compensation program noted below, including annual advisory vote to approve executive compensation

FINANCIAL HIGHLIGHTS

In 2012, McDonald's grew its operating income, earnings per share and comparable sales in every one of its geographic segments, despite a challenging global economic and operating environment. We continue to manage our business for the long-term, while staying committed to driving near-term growth. McDonald's cumulative five-year shareholder return was 175%. We returned $5.5 billion to our shareholders through dividends paid and share repurchases in 2012, and we returned $16.5 billion from 2010-2012. The charts below illustrate elements of our financial performance:



EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

We believe our compensation program provides an appropriate mix of elements to incentivize our executives to drive the business forward while aligning their interests with those of our shareholders. Currently, approximately 89% and 84% of our CEO's and NEOs' direct compensation opportunity, respectively, is performance-based. In 2012, our shareholders demonstrated strong support for our executive compensation program by approving it with over 94% of the votes.

Below is a chart that summarizes the significant elements of our executive compensation program:

Direct compensation elements	Performance-based	Primary metric(s)	Terms
Salary		n/a	• Evaluated annually, based on competitive benchmarks and individual performance
Annual Cash Incentive (TIP)	X	• Operating Income	• Based upon various quantitative performance measures • Includes an individual qualitative factor
Long-Term Cash Incentive (CPUP)	X	• Operating Income • Return on Total Assets (ROTA)*	• Based solely upon financial performance measures • Non-overlapping three-year cycles*
Restricted Stock Units (RSUs)**	X	• Earnings per share (EPS) • Stock Price	• Cliff vest at end of three-year service period • Vesting subject to financial performance measures
Stock Options**	X	• Stock Price	• Vest 25% per year • Ten-year term

* Beginning in 2013, ROTA, one of the primary metrics for CPUP, has been replaced with the three-year Return on Incremental Invested Capital (ROIIC) because it measures the effects of incremental (rather than cumulative historical) capital investment decisions. CPUP has also transitioned to overlapping three-year cycles in an effort to maintain participants' focus on long-term value creation while more closely aligning annual compensation with Company performance. Further, this more closely aligns CPUP with market practice. (see pages 20-22)

** Beginning in 2013, to further align our equity compensation program with market practice, equity awards to executives will be comprised of 50% of the grant date value in options and 50% in performance-based RSUs, rather than the prior mix of 70% in options and 30% in RSUs.

• Indirect compensation elements include retirement programs with matching contributions and other limited, personal benefits.

Best practices associated with our executive compensation program include:

> Vast majority of total direct compensation tied to performance, thereby aligning a significant portion of executive compensation payouts with shareholder return

> Variety of quantitative metrics, including total shareholder return relative to S&P 500 Index in our long-term plan (CPUP)

> Significant stock ownership requirements for senior management; CEO is required to own six times his salary

> Incentive plans require growth in operating income to yield any payments

> Capped incentive payments

> Clawback provisions

> No employment agreements

> No intention to enter into new change in control agreements; existing agreements have a double trigger

> Compensation Committee is advised by independent compensation consultant

> Hedging and pledging policies in place. No executive has hedged or pledged shares

	Board vote recommendation	Page reference (for more detail)
Management proposals		
Election of four Directors, each for a one-year term expiring in 2014	FOR EACH DIRECTOR NOMINEE	8
Advisory vote to approve executive compensation	FOR	42
Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2013	FOR	42
Shareholder proposals		
Advisory vote requesting an annual report on executive compensation, if presented	AGAINST	45
Advisory vote requesting an executive stock retention policy, if presented	AGAINST	47
Advisory vote requesting a human rights report, if presented	AGAINST	48
Advisory vote requesting a nutrition report, if presented	AGAINST	50

ELECTION OF DIRECTORS (PROPOSAL NO. 1)

The following table provides summary information about our nominees for election to the Board of Directors. Additional information for all of our Directors, including the nominees, may be found beginning on page 8.

Name	Director since	Primary occupation	Independent	Other public company boards
Walter E. Massey	1998	• President, School of the Art Institute of Chicago	X	
John W. Rogers, Jr.	2003	• Founder, Chairman & CEO, Ariel Investments	X	• Ariel Investment Trust • Exelon
Roger W. Stone	1989	• Chairman & CEO, KapStone Paper and Packaging	X	• KapStone Paper and Packaging
Miles D. White	2009	• Chairman & CEO, Abbott Laboratories	X	• Abbott • Caterpillar

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (PROPOSAL NO. 2)

We are asking shareholders to cast an advisory, nonbinding vote to approve compensation awarded to our named executive officers. The key objectives of our executive compensation program are to motivate our executives to increase profitability and shareholder returns, to tie pay to performance effectively, and to compete effectively for and retain managerial talent. Additional information regarding our executive compensation may be found elsewhere in this Proxy Statement.

ADVISORY VOTE TO APPROVE INDEPENDENT AUDITOR (PROPOSAL NO. 3)

We are asking shareholders to approve the appointment of Ernst & Young LLP as independent auditor for 2013. Set forth below is information about its fees in 2012 and 2011.

Type of fees (In millions)	2012	2011
Audit fees	$11.3	$11.5
Audit-related fees	0.7	0.4
Tax fees	1.2	1.1
All other fees	0.1	0
Total	$13.3	$13.0

ADVISORY SHAREHOLDER PROPOSALS (PROPOSAL NOS. 4-7)

If presented at the meeting, shareholders will be asked to vote on each of the following advisory shareholder proposals:

> Annual report on executive compensation

> Executive stock retention policy

> Human rights report

> Nutrition report

For the reasons outlined in this Proxy Statement, we do not support these requests and ask shareholders to vote against each of these proposals.

MEETING INFORMATION

Date and time	May 23, 2013, 9:00 a.m. Central Time
Place	McDonald's Office Campus, The Lodge, Prairie Ballroom 2815 Jorie Boulevard Oak Brook, Illinois 60523
Record date	March 25, 2013
Voting	Shareholders at the close of business on the record date may vote at the Annual Shareholders' Meeting. Each share is entitled to one vote on each matter to be voted upon.
Attendance	We encourage shareholders to listen to the meeting via live webcast as seating in the Prairie Ballroom is limited. If you decide to attend in person, please follow the pre-registration instructions on page 67.

Notice of the Annual Shareholders' Meeting

TO McDONALD'S CORPORATION SHAREHOLDERS:

McDonald's Corporation will hold its 2013 Annual Shareholders' Meeting on Thursday, May 23, 2013, at 9:00 a.m. Central Time in the Prairie Ballroom at The Lodge at McDonald's Office Campus, Oak Brook, Illinois. The registration desk will open at 7:30 a.m. At the meeting, shareholders will be asked to:

1. Elect four Directors, each for a one-year term expiring in 2014;

2. Cast an advisory vote to approve executive compensation;

3. Cast an advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2013;

4. Cast an advisory vote on a shareholder proposal requesting an annual report on executive compensation, if presented;

5. Cast an advisory vote on a shareholder proposal requesting an executive stock retention policy, if presented;

6. Cast an advisory vote on a shareholder proposal requesting a human rights report, if presented;

7. Cast an advisory vote on a shareholder proposal requesting a nutrition report, if presented; and

8. Transact other business properly presented at the meeting, including any adjournment or postponement thereof, by or at the direction of the Board of Directors.

Your Board of Directors recommends that you vote **FOR** the Board's nominees for Director, **FOR** the approval of our executive compensation, **FOR** the approval of the independent auditor and **AGAINST** all of the shareholder proposals.

Your vote is important. Please consider the issues presented in this Proxy Statement and vote your shares as promptly as possible.

If you plan to attend the meeting in person, please be aware that you must pre-register with McDonald's Shareholder Services prior to the meeting. See page 67 for information about how to pre-register.

As an alternative to attending the meeting in person, you may listen to a live webcast by going to *www.investor.mcdonalds.com* and selecting the "Webcasts and Podcasts" icon and clicking on the appropriate link. The Annual Shareholders' Meeting webcast will be available for a limited time after the meeting.

Thank you.

By order of the Board of Directors,

Gloria Santona
Corporate Secretary

Oak Brook, Illinois
April 12, 2013

Election of Directors

PROPOSAL NO. 1.
ELECTION OF DIRECTORS

The nominees for Director are: Walter E. Massey, John W. Rogers, Jr., Roger W. Stone and Miles D. White.

The Board is currently divided into three classes. We are in the process of declassifying our Board, and beginning at the 2015 Annual Shareholders' Meeting each Director will be elected for a one-year term. The four current nominees are standing for election as Directors to hold office for a one-year term expiring in 2014.

Information about the voting standard for this proposal appears on page 64. Each of the incumbent Directors who is nominated for re-election tendered an irrevocable resignation for the 2013 Annual Shareholders' Meeting that will be effective if (i) the nominee is not re-elected; and (ii) the Board accepts the resignation following the meeting. The Governance Committee will determine whether to recommend that the Board accept the resignation.

The Board of Directors expects all four nominees to be available for election. If any of them should become unavailable to serve as a Director for any reason prior to the Annual Shareholders' Meeting, the Board may substitute another person as a nominee. In that case, your shares will be voted for that other person.

The Board of Directors recommends that shareholders vote FOR all four nominees.

DIRECTOR QUALIFICATIONS AND BIOGRAPHICAL INFORMATION

Our Board of Directors currently consists of 13 Directors, 12 of whom are independent. Our Directors have qualifications, skills and experience relevant to our business as the leading branded global quick service restaurant retailer. Each Director has senior executive experience in large organizations, many of which have significant global operations, and has held directorships at other U.S. public companies and at not-for-profit organizations. In these positions, our Directors have demonstrated leadership, intellectual and analytical skills and gained deep experience in management and corporate governance.

For information about our Director selection process, please see page 53.

Biographical information for our Directors is set forth below, including the qualifications, skills and experiences considered by the Governance Committee when recommending them for election.



Susan E. Arnold, 59
Director since 2008
Class 2014
OTHER CURRENT DIRECTORSHIPS: The Walt Disney Company

CAREER HIGHLIGHTS:

The Procter & Gamble Company, a manufacturer and marketer of consumer goods

> Special assignment reporting to Chief Executive Officer (2009)

> President–Global Business Units (2007–2009)

> Vice Chair, P&G Beauty and Health (2006–2007)

> Vice Chair, P&G Beauty (2004–2006)

EXPERIENCE AND QUALIFICATIONS: Ms. Arnold was a senior executive responsible for major consumer brands in a large, global brand management company. She has knowledge of product development, strategy and business development, finance, marketing and consumer insights and sustainability.



Robert A. Eckert, 58
Director since 2003
Class 2015
OTHER CURRENT DIRECTORSHIPS: Amgen Inc. and Levi Strauss & Co.
FORMER DIRECTORSHIPS (within past five years): Mattel, Inc.

CAREER HIGHLIGHTS:

Mattel, Inc., a designer, manufacturer and marketer of toy products
> Chairman of the Board (2000–2012)
> Chief Executive Officer (2000–2011)

EXPERIENCE AND QUALIFICATIONS: Having served as chief executive officer of large, global branded companies (consumer branded and food products), Mr. Eckert has knowledge of product development, marketing and consumer insights, corporate governance, leadership development and succession planning, finance, risk assessment, supply chain management and distribution and strategy and business development.



Enrique Hernandez, Jr., 57
Director since 1996
Class 2015
OTHER CURRENT DIRECTORSHIPS: Chevron Corporation, Nordstrom, Inc. and Wells Fargo & Company

CAREER HIGHLIGHTS:

Inter-Con Security Systems, Inc., a provider of high-end security and facility support services to government, utilities and industrial customers
> President and Chief Executive Officer (1986–Present)

Nordstrom, Inc.
> Non-executive Chairman (2006–Present)

EXPERIENCE AND QUALIFICATIONS: Mr. Hernandez is the chief executive officer of a global security company and has been a director of several large public companies in various industries. He has knowledge of strategy and business development, corporate governance, finance, risk assessment, and leadership development and succession planning.



Jeanne P. Jackson, 61
Director since 1999
Class 2015
OTHER CURRENT DIRECTORSHIPS: Kraft Foods Group, Inc.
FORMER DIRECTORSHIPS (within past five years): Harrah's Entertainment, Inc., Motorola Mobility Holdings, Inc., NIKE, Inc. and Nordstrom, Inc.

CAREER HIGHLIGHTS:

NIKE, Inc., a designer, marketer and distributor of athletic footwear, equipment and accessories
> President, Direct to Consumer (2009–Present)

MSP Capital, a private investment company
> Chief Executive Officer (2002–2009)

EXPERIENCE AND QUALIFICATIONS: Ms. Jackson is a senior executive for a major consumer retailer and has experience as a senior executive in global brand management with several other major consumer retailers. She also has been a director of several large, public companies, primarily involved in consumer goods and services. She has knowledge of product development, strategy and business development, leadership development and succession planning, finance, and marketing and consumer insights.



Richard H. Lenny, 61
Director since 2005
Class 2014
OTHER CURRENT DIRECTORSHIPS: ConAgra Foods, Inc. and Discover Financial Services

CAREER HIGHLIGHTS:
Friedman, Fleischer & Lowe, LLC, a private equity firm
> Operating partner (2011–Present)

The Hershey Company, a manufacturer, distributor and marketer of candy, snacks and candy-related grocery products
> Chairman, President and Chief Executive Officer (2001–2007)

EXPERIENCE AND QUALIFICATIONS: Mr. Lenny has experience as a chief executive officer for a global retail food company that is a major consumer brand. He has knowledge of strategy and business development, finance, marketing and consumer insights, supply chain management and distribution, risk assessment and sustainability.



Walter E. Massey, 75
Director since 1998
Class 2013 (Nominee)
FORMER DIRECTORSHIPS (within past five years): Bank of America Corporation, BP p.l.c. and Delta Airlines, Inc.

CAREER HIGHLIGHTS:
School of the Art Institute of Chicago
> President (2010–Present)

Morehouse College
> President Emeritus
> President (1995–2007)

EXPERIENCE AND QUALIFICATIONS: Dr. Massey has experience in chief executive roles of several large academic organizations and as a director of multiple large, global public companies in various industries. He has knowledge of strategy, policy and government relations matters, sustainability, leadership development and succession planning, risk assessment, finance and shareholder relations.



Andrew J. McKenna, 83
Director since 1991
Non-Executive Chairman Since 2004
Class 2015
OTHER CURRENT DIRECTORSHIPS: Skyline Corporation
FORMER DIRECTORSHIPS (within past five years): Aon Corporation

CAREER HIGHLIGHTS:
Schwarz Supply Source, a printer, converter, producer and distributor of packaging and promotional material
> Chairman (1992–Present)

EXPERIENCE AND QUALIFICATIONS: Mr. McKenna has experience as the chief executive officer of a large global provider of paper-based goods. He has knowledge of strategy and business development, corporate governance, risk assessment, leadership development and succession planning, shareholder relations and finance. He also has experience as a director of multiple large public companies, charities and civic organizations.



Cary D. McMillan, 55
Director since 2003
Class 2014
OTHER CURRENT DIRECTORSHIPS: American Eagle Outfitters, Inc.
FORMER DIRECTORSHIPS (within past five years): Hewitt Associates, Inc.

CAREER HIGHLIGHTS:

True Partners Consulting LLC, a professional services firm providing tax and other financial services

> Chief Executive Officer (2005–Present)

Sara Lee Branded Apparel, a branded apparel company

> Chief Executive Officer (2001–2004)

Sara Lee Corporation, a branded packaged goods company

> Executive Vice President (2000–2004)

EXPERIENCE AND QUALIFICATIONS: In addition to serving as chief executive officer of a professional services firm, Mr. McMillan has experience as a senior executive of a large, globally branded consumer and food products company. He is also a certified public accountant. He has knowledge of strategy and business development, finance and accounting, risk assessment, product development, leadership development and succession planning, and supply chain management and distribution.



Sheila Penrose, 67
Director since 2006
Class 2014
OTHER CURRENT DIRECTORSHIPS: Jones Lang LaSalle Incorporated

CAREER HIGHLIGHTS:

Jones Lang LaSalle Incorporated, a global real estate services and investment management firm

> Non-executive Chairman (2005–Present)

Penrose Group, a provider of strategic advisory services on financial and organizational strategies

> President (2000–2007)

Boston Consulting Group, a global management consulting firm

> Executive Advisor (2001–2008)

EXPERIENCE AND QUALIFICATIONS: Ms. Penrose has experience as a senior executive of a large investment services and banking company, as executive advisor to a leading global consulting firm and as a Chairman of a large, global real estate services and investment management firm. She has knowledge of strategy and business development, finance, risk assessment, real estate, leadership development and succession planning and sustainability.



John W. Rogers, Jr., 55
Director since 2003
Class 2013 (Nominee)
OTHER CURRENT DIRECTORSHIPS: Ariel Investment Trust and Exelon Corporation
FORMER DIRECTORSHIPS (within past five years): Aon Corporation and Commonwealth Edison Company

CAREER HIGHLIGHTS:

Ariel Investments, LLC, a privately held institutional money management firm

> Founder, Chairman of the Board and Chief Executive Officer (1983–Present)

Ariel Investment Trust

> Trustee (1986–1993; 2000–Present)

EXPERIENCE AND QUALIFICATIONS: Mr. Rogers is the chief executive officer of an institutional money management firm. He has knowledge of finance, shareholder relations, risk assessment, leadership development and succession planning, corporate responsibility, and strategy and business development. He also has experience as a director of multiple public companies, charities and civic organizations.



Roger W. Stone, 78
Director since 1989
Class 2013 (Nominee)
OTHER CURRENT DIRECTORSHIPS: KapStone Paper and Packaging Corporation

CAREER HIGHLIGHTS:

KapStone Paper and Packaging Corporation, formerly Stone Arcade Acquisition Corporation, a producer of paper, packaging and forest products

> Chairman and Chief Executive Officer (2005–Present)

Stone Tan China Holding Corporation, an investment holding company

> Chairman (2010–Present)

Stone Tan China Acquisition (Hong Kong) Co. Ltd.

> Chairman (2010–Present)

Stone-Kaplan Investment, LLC

> Manager (2004–2008)

EXPERIENCE AND QUALIFICATIONS: Mr. Stone is the chief executive officer of a large, global paper and packaging business. He has experience in the sourcing and sale of product packaging and related commodities, supply chain management and distribution, sustainability, strategy and business development, finance, leadership development and succession planning and risk assessment.



Donald Thompson, 50
Director since 2011
Class 2015
OTHER CURRENT DIRECTORSHIPS: Exelon Corporation (until April 23, 2013, as he will not stand for re-election at the Exelon 2013 Annual Meeting of Shareholders)

CAREER HIGHLIGHTS:

McDonald's Corporation

> President and Chief Executive Officer (2012–Present)

> President and Chief Operating Officer (2010–2012)

> President, McDonald's USA (2006–2010)

> Executive Vice President and Chief Operations Officer, McDonald's USA (2005–2006)

EXPERIENCE AND QUALIFICATIONS: Mr. Thompson provides a Company perspective in Board discussions about the business, particularly with respect to worldwide operations, competitive landscape, senior leadership and strategic opportunities and challenges for the Company. In addition, as an independent director of another public company, Mr. Thompson has gained additional perspectives, including on governance and operational matters relevant to the Company.



Miles D. White, 58
Director since 2009
Class 2013 (Nominee)
OTHER CURRENT DIRECTORSHIPS: Abbott Laboratories and Caterpillar, Inc.
FORMER DIRECTORSHIPS (within past five years): Motorola, Inc.

CAREER HIGHLIGHTS:

Abbott Laboratories, a global pharmaceuticals and biotechnology company

> Chairman and Chief Executive Officer (1999–Present)

EXPERIENCE AND QUALIFICATIONS: Mr. White is the chief executive officer of a large pharmaceutical, biotechnology and nutritional health products company. He has knowledge of strategy and business development, risk assessment, finance, leadership development and succession planning and corporate governance.

Executive compensation

Compensation Committee Report

DEAR FELLOW SHAREHOLDERS:
The Compensation Committee reviewed and discussed the Company's Compensation Discussion and Analysis with McDonald's management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Respectfully submitted,

The Compensation Committee

Robert A. Eckert, *Chairman*

Susan E. Arnold

Richard H. Lenny

John W. Rogers, Jr.

Miles D. White

Compensation discussion and analysis

EXECUTIVE SUMMARY

McDonald's executive compensation program supports our long-term business plan, the Plan to Win, which includes our key global priorities—optimizing the menu, modernizing the customer experience and broadening accessibility to our Brand. The main objectives of our executive compensation program are to motivate our executives to increase profitability and shareholder returns, to pay compensation that varies based on performance and to compete for and retain managerial talent.

Management remained focused on successfully executing the Company's Plan to Win and its global priorities throughout 2012, despite a change in leadership mid-year. In June 2012, Jim Skinner retired after 41 years with the Company, including eight as Vice Chairman and CEO. During his tenure as CEO, Mr. Skinner was a driving force behind the Plan to Win and shareholders benefitted significantly, as we achieved 278% cumulative shareholder return and, for the first time in the Company's history, a market capitalization exceeding $100 billion. Mr. Skinner also played a key role in developing a strong management team, which enabled leadership continuity with Don Thompson's promotion to CEO.

Mr. Thompson, a 22-year veteran of McDonald's, continues to drive our business forward. He has held various leadership positions in the Company, including most recently as President and Chief Operating Officer (COO) of McDonald's Corporation from January 2010 until June 2012.

We remain focused on advancing the strategic direction of our business and motivating our executives to achieve strong business results and drive shareholder value through our executive compensation program.

Pay for performance

We believe that our executive compensation program has been effective at appropriately aligning pay and performance, resulting in incentivizing strong results. We seek to utilize metrics and a mix of incentives that further our main objective of long-term sustainable growth and that are designed to mitigate excessive risk. 2012 results illustrate the strong alignment between pay and performance. Payouts under our 2012 TIP were generally below target levels due to below target performance of the primary performance metric of operating income growth as described in more detail on page 19. Further, our 2010-2012 CPUP paid out above target, driven by robust performance well above targets in both 2010 and 2011, partially offset by below target 2012 performance.

Our total direct compensation package for executives includes salary, our annual bonus plan, which we refer to as TIP, our long-term cash incentive plan, which we refer to as CPUP, stock options and restricted stock units, each as described below. The following table lists the quantitative performance measures the Company uses in its executive compensation program. The rationale for the use of each primary measure is explained below in the detailed discussions of each element of compensation.

	TIP	CPUP	Stock options	RSUs
Primary performance measure				
Operating income	X	X		
Return on total assets (ROTA)		X		
Earnings per share (EPS)				X
Share price			X	X
Secondary performance measure				
Total Shareholder Return (TSR)		X		
Comparable Guest Counts	X			
Customer Satisfaction Opportunity	X			
G&A Expense Control	X			
People Modifier	X			

In addition to the quantitative factors, determinations of TIP payouts take into account qualitative aspects of individual performance, and the grants of annual equity-based compensation incorporate potential for future performance. For TIP, a multiplier based on the assessment of individual performance is used in calculating final awards, as described on pages 19 and 31. For example, Mr. Thompson's 2012 individual performance results were based on progress achieved as related to the following initiatives: sustained profitable growth, talent and leadership development and our Brand ambition of good food, good people and good neighbor.

The pie chart below shows Mr. Thompson's 2012 total direct compensation, using his 2012 TIP award and annualized 2010-2012 CPUP award (one-third of a three-year payout) and Financial Accounting Standards Board values for equity awards granted. Eighty-nine percent (89%) of Mr. Thompson's 2012 total direct compensation was based on Company performance.

2012 CEO total direct compensation



- 89% Performance-based
- 11% Salary

Salary 11%
TIP 16%
Stock Options 37%
Performance RSUs 8%
CPUP 28%

Best practices

We evaluate our executive compensation program annually, taking into account the outcome of our most recent Say on Pay vote and any feedback we receive in our shareholder outreach program. Last year, our executive compensation program was approved by over 94% of the votes, demonstrating strong shareholder support for the approach we have taken.

Based on our evaluation and strong Say on Pay results, we did not make any significant changes to our executive compensation program for 2012. However, beginning in 2013, we plan to incorporate modest changes in our long-term incentives, as described on pages 18, 21 and 22. These changes are intended to further strengthen pay for performance alignment and to bring certain aspects more in line with evolving market practice.

The following policies and practices are important elements of our executive compensation program:

- *Pay for Performance*. The vast majority of total direct compensation is tied to performance.

- *Stock Ownership*. We have stock ownership requirements for our senior management, which include requiring our CEO to own stock equal in value to at least six times his annual salary.

- *Bonuses*. TIP and CPUP both require growth in operating income to yield any payout, and payouts are further impacted by performance against other distinct metrics. Both programs also utilize caps on potential payouts.

- *Clawbacks*. TIP and CPUP contain clawback provisions.

- *Change in Control*. We do not intend to enter into any new change in control severance agreements, and our current agreements are double-trigger.

- *Independent Consultant*. The Committee benefits from engaging an independent compensation consultant and the compensation consultant acts at the sole direction of the Board and/or the Committee.

- *Hedging and Pledging Policies*. Senior management is prohibited from engaging in derivative transactions to hedge the risk associated with their stock ownership. Company approval is required to hold Company shares in a margin account and no executive has pledged shares or holds shares in a margin account.

- *Employment Agreements*. No executive has an employment agreement.

Performance highlights

The following graph shows the TSR for McDonald's, our peer group's average, the Standard & Poor's 500 Stock Index and the DJIA for the period from December 31, 2007–December 31, 2012 (based on $100 investment and reinvestment of all dividends).

Total shareholder return



Over the last five years, we have produced consistent year-over-year growth in operating income despite an exceptionally challenging global economic and operating environment, particularly in 2012. For the five-year period ending December 31, 2012, our total return to shareholders was 175%.

We manage our business for the long term and believe our compensation programs support that approach as the majority of total direct compensation opportunity is not paid out within the first year. The information below highlights our performance for certain short- and long-term measures we use to determine executive compensation:

> One-year operating income increased by 1% (4% in constant currencies).*

> 2012 earnings per share was $5.36, an increase of 2% (5% in constant currencies).*

> 2010-2012 earnings per share increased on average by 9% per year in constant currencies.

> Stock price increased by $42, growth of 74%, over the 2009-2012 RSU vesting period.

* See page 14 of 2012 Annual Report on Form 10-K for reconciliation between GAAP and non-GAAP financial measures.

Further highlights of our performance:

> 2012 was McDonald's ninth consecutive year of positive comparable sales growth in every geographic segment, with a global increase of 3.1% over 2011.

> We returned $5.5 billion to our shareholders through dividends paid and share repurchases in 2012 and we have returned $16.5 billion from 2010-2012.

> Our market capitalization increased by more than $21 billion during the period from 2010 through 2012.

DEFINITIONS

Quantitative measures of Company performance
Operating income, ROTA and EPS are based on the corresponding measures reported in our financial statements and are adjusted for purposes of our compensation program. For more information about adjustments in measuring performance, see page 23.

■ *Operating income*. Profit attributed to the operations.

■ *ROTA*. Return on total assets (operating income divided by average assets).

■ *ROIIC*. Return on incremental invested capital (change in operating income plus depreciation and amortization divided by the weighted average of cash used for investing activities during the performance period). ROIIC will replace ROTA as a performance metric for CPUP beginning in 2013, for the reasons described in the discussion of CPUP beginning on page 20.

■ *EPS*. Earnings per share (net income divided by diluted weighted-average shares). Diluted weighted-average shares include weighted-average shares outstanding plus the dilutive effect of share-based compensation.

■ *Comparable guest counts*. Represents the percent change in transactions from the same period for the prior year for all restaurants in operation at least 13 months.

■ *Customer satisfaction opportunity*. Represents the percentage of times that quality, service or cleanliness critical drivers are missed in a customer visit, as measured by independent mystery shoppers.

■ *G&A expense control*. Represents a way that the corporate function can contribute to operating income. If spending is at or below plan, this modifier has no impact on the Corporate TIP team factor, but if spending is above plan, it will have a negative impact on the Corporate TIP team factor.

■ *People modifier*. Represents the satisfaction level of our restaurant employees with their employment experience or the perceptions of our consumers regarding McDonald's as an employer.

■ TSR. Total shareholder return. The total return on our shares (change in stock price and dividends paid) over a specified period, assuming reinvestment of dividends.

Groups of Company employees
■ *Staff*. Company employees, including home office, divisional office and regional office employees.

■ *Senior management*. Employees at the level of senior vice president and above; about 50 employees.

■ *Executives*. The 10 most senior executives of the Company.

■ *Named executive officers (NEOs)*. The following seven executives whose compensation is described in this Proxy Statement, pursuant to requirements of the Securities and Exchange Commission (SEC).

> James A. Skinner, former Vice Chairman and Chief Executive Officer or CEO (retired, effective June 30, 2012)

> Donald Thompson, President and CEO (effective July 1, 2012)

> Peter J. Bensen, Chief Financial Officer or CFO

> Timothy J. Fenton, Chief Operating Officer or COO (effective July 1, 2012)

> Douglas Goare, President of McDonald's Europe

> Gloria Santona, Executive Vice President, General Counsel and Secretary

> Janice L. Fields, former President of McDonald's USA (effective November 30, 2012)

Other

- *Total direct compensation.* The aggregate value of salary, TIP and CPUP as well as stock options and RSUs granted.

- *Total direct compensation opportunity for 2012.* The targeted value of total direct compensation that the NEOs had an opportunity to earn in 2012 for target performance.

- *Committee.* The Compensation Committee of the Company's Board of Directors.

- *AOWs.* Areas of the World, the Company's geographic business units; namely, the U.S., Europe and APMEA.

McDONALD'S EXECUTIVE COMPENSATION PROGRAM

Elements of McDonald's Executive Compensation
ALLOCATION OF TOTAL DIRECT COMPENSATION AMONG THE ELEMENTS

Approximately 84% of the NEOs' total direct compensation opportunity for 2012 was allocated to variable compensation that is at-risk based on performance, including short-term and long-term incentive compensation. Short-term incentive compensation is provided under our TIP program and long-term incentive compensation is allocated approximately two-thirds to equity-based compensation (stock options and performance-based RSUs) and one-third to long-term cash incentive compensation under the CPUP.

Beginning in 2013, to more closely align our equity compensation program with market practice, the Committee has determined that equity awards will be comprised of 50% of the grant date value in options and 50% in RSUs, rather than the prior mix of 70% in options and 30% in RSUs. We believe this change will also further promote retention.

COMPENSATION APPROACH AND PAY POSITION

Consistent with our goal of providing competitive compensation, we review our executives' total direct compensation compared to executive compensation levels at a peer group of companies. The companies in the peer group are companies with which we compete for talent, including our direct competitors, major retailers, producers of consumer branded goods and companies with a significant global presence.

The Committee reviews our peer group annually based on the following criteria: industry, comparable size based on revenue and market capitalization (.5x to 2x); global presence; high performing companies that compete with us for talent; and availability of data. McDonald's market capitalization as of the end of 2012 was $88.5 billion (at the 75th percentile of our peer group) and revenue was $27.6 billion (at the 40th percentile of our peer group). Please refer to pages 24 and 25 for more details on the composition of our peer group.

We set executive compensation targets annually in support of our executive compensation objectives. The market median for each compensation element serves as a reference point and indicator of competitive market trends, which are initial considerations by the Committee when setting compensation. Although the Committee targets direct compensation opportunity within a reasonable range of the median of our peer group, the Committee applies judgment in establishing each element of compensation. Any element of compensation may vary from the market median based upon individual factors the Committee considers relevant in a given year, including, for example, individual contributions to the accomplishment of the long-term business plan, tenure in a particular position, additional responsibilities and internal pay equity considerations.

DETAILED INFORMATION ABOUT ELEMENTS OF COMPENSATION
- ***Annual compensation***

  > Annual salary

  In setting annual salary levels, we take into account competitive considerations, individual performance, tenure in position, internal pay equity, and the effect on our general and administrative expenses. Executive salaries vary based on individual circumstances and may be above or below our stated competitive consideration of the median of our peer group.

  > Target Incentive Plan (referred to as TIP)

  Our TIP is designed primarily to reward growth in annual operating income, which measures the success of the most important elements of our business strategy. If there is no growth in operating income, the TIP formula results in no payouts. Operating income growth requires the Company to balance increases in revenue with financial discipline to produce strong margins and a high level of cash flow. The individual performance of our executives is also an important factor in determining their TIP award. As discussed above, the Company considers the median annual bonus opportunity of comparable executives within our peer group in setting TIP targets, but it is not the sole factor in its decision. Actual payouts may be above or below our stated competitive consideration based upon actual Company and/or individual performance results.

For purposes of determining an executive's TIP payout, operating income growth is measured on a consolidated (referred to as Corporate) basis or an AOW basis, or a combination of the two, depending on the executive's responsibilities. In addition to operating income growth, final TIP payouts take into account pre-established "modifiers" reflecting other measures of Corporate and/or AOW performance that are important drivers of our business (see chart on pages 32 and 33). In addition to Company performance, TIP payouts are adjusted based on the application of an individual performance factor (IPF) (from 0 up to 150% in 2012) which acts as a multiplier and can have a significant effect, whether positive or negative, in determining the final payout. Final payouts are capped at 250% of target. Additional details on how each element of performance affects actual 2012 TIP payouts can be found in the description following the Grants of Plan Based Awards table on pages 31 and 32.

In 2012, operating income growth was below the TIP targets for each AOW as well as Corporate, which negatively impacted payouts. TIP results for each AOW and Corporate benefitted by the aggregate performance against the pre-established targets for the modifiers, as detailed in the chart on page 32.

The following table shows the operating income targets and results under the 2012 TIP:

(Dollars in millions)	Target 2012 operating income*	2012 operating income*	Target 2012 operating income growth over 2011*	2012 operating income growth over 2011*
Corporate	$9,073	$8,865	6.4%	4.0%
U.S.	3,824	3,750	4.3	2.3
Europe	3,473	3,427	7.6	6.2
APMEA	1,677	1,567	10.2	3.0

Adjusted for compensation purposes as described on page 23.

The target awards and final TIP payouts for the NEOs are shown in the following table:

Named executive officer	2012 target TIP award	2012 TIP final payout	TIP final payment as percentage of target
James A. Skinner (pro-rated)	$1,133,844	$1,000,000	88.2%
Donald Thompson	1,513,270	1,400,000	92.5
Peter J. Bensen	715,000	679,000	95.0
Timothy J. Fenton	788,325	677,000	85.9
Douglas Goare	464,100	500,000	107.7
Gloria Santona	539,750	513,000	95.0
Janice L. Fields	527,765	445,000	84.3

Additional detail about the NEOs' 2012 TIP awards, including the IPF for each NEO, begins on page 31.

- **Long-term incentive compensation**

Our long-term incentive program for executives include three vehicles—stock options, performance-based RSUs and CPUP—each with their own objectives. The chart below illustrates the approximate 2012 target opportunity of cash and stock components of our long-term incentive programs, as well as the split among stock options and RSUs as a percentage of total long-term incentive compensation opportunity.

2012 long-term incentive component mix



> Stock options

Options align executives' compensation to the stock price, thereby incentivizing executives to increase shareholder value over the long term. Options, including those granted in 2012, have an exercise price equal to the closing price of our common stock on the grant date, a term of ten years and vest ratably over four years. The Company's policies and practices regarding option grants, including the timing of grants and the determination of the exercise price, are described on page 26.

> Performance-based Restricted Stock Units (referred to as RSUs)

An RSU provides the right to receive a share of McDonald's stock upon vesting. RSUs granted to executives generally have both service- and performance-based vesting requirements. The value of RSUs is linked to our stock price. The performance-based vesting conditions based upon EPS growth require the executives to achieve the Company's strategic objectives in order to vest in the awards. The Company believes that EPS growth is an indicator of profitability.

The RSUs granted to executives in 2012 are scheduled to vest in full at the end of a three-year service period, subject to the Company's achievement of an EPS growth target over that period. The target performance level for the RSUs granted to executives in 2012 is 6% compounded annual growth in EPS on a cumulative basis over baseline 2011 EPS of $5.28. If target performance is achieved (cumulative EPS of $17.82), the full number of RSUs covered by the 2012 awards will vest. Achievement of below-target performance reduces the number of RSUs that will vest, but above-target performance does not increase the number of RSUs earned.

All of the RSUs granted to the executives in 2009 vested fully in 2012 based on the achievement of 13% compounded annual EPS growth over the performance period, which exceeded the target of 6%.

> Cash Performance Unit Plan (referred to as CPUP)

We believe it is important to have a long-term incentive pay component based on measures that support our long-term business goals and are not focused on stock price. Towards that end, in 2010 we granted three-year cash awards under CPUP. During the 2010-2012 performance cycle, the primary performance measures for these awards were operating income and ROTA. Operating income measures management's performance on the key elements associated with driving our business and ROTA measures the efficiency with which management utilizes the company's cumulative capital. 2010-2012 CPUP also incorporated a TSR multiplier that rewards strong shareholder returns relative to the S&P 500 Index, while holding senior management accountable for below-market TSR performance.

Senior management has been eligible for a long-term cash incentive award under CPUP every three years, with a cumulative payout at the end of each successive three-year cycle. CPUP award cycles have not overlapped. Our most recent three-year CPUP cycle ended on December 31, 2012. The 2012 Summary Compensation Table reflects payouts to the NEOs under CPUP for this cycle. Final CPUP payouts were determined as shown below:


CPUP target amount ($)
Payout factor determined based on compound operating income growth (weighted 75%) and ROTA (weighted 25%)
Payout factor adjusted by cumulative total shareholder return multiplier
Final CPUP payout ($)

McDonald's results for the period covered by the 2010-2012 performance cycle exceeded target performance. The three-year results were driven by significantly above target performance in both 2010 and 2011, which was partially offset by below-target performance in 2012. The target level of compound annual operating income growth for the 2010-2012 CPUP was 6.5%. The Company achieved compound annual operating income growth of 8.1%. Target average ROTA for the 2010-2012 CPUP was 25%. The Company achieved average ROTA of 27.5%. The Company's TSR was in the 66th percentile of the S&P 500 Index during the 2010-2012 performance period. Final CPUP payouts were 159.4% of the target awards, reflecting very strong overall performance over the three-year period.

As part of its regular review process, in 2012 the Committee reviewed the structure of CPUP. The Committee continues to believe the combination of an operating income metric, as well as a return on capital metric with a market-based relative performance multiplier, serves our fundamental focus of driving sustained, profitable growth. Although the Committee believes the structure of CPUP remains aligned with our business objectives, the Committee considered the merits of currently used discrete performance cycles compared to overlapping performance cycles. The Committee decided to transition to overlapping three-year CPUP cycles beginning in 2013. The Committee believes this change will maintain participants' focus on long-term value creation while more closely aligning annual compensation with Company performance. Further, this change will more closely align the Company's long-term incentive program structure with market practice. The Committee considered that overlapping cycles give the Committee the opportunity to review and update the CPUP structure as well as performance measures each year, including the ability to take into account the then-current business environment. This allows the Company to sharpen senior management focus on the most current and relevant performance goals. The Committee has no current intention to make any changes to CPUP's structure or performance metrics, except as provided below.

Commencing in 2013, a new three-year cycle will begin each year and will result in smaller annual CPUP targets, rather than a larger target every three years. Accordingly, once we complete the transition to overlapping cycles in 2015, our long-term cash component of total compensation will consist of three, three-year performance cycles running concurrently (i.e., 2013-2015; 2014-2016; 2015-2017).

In addition, the Committee determined that, beginning in 2013, three-year Return on Incremental Invested Capital (ROIIC) is a preferable investment return metric to ROTA for future CPUP awards because it measures the effects of incremental capital investment decisions, rather than the effects of cumulative historical capital investment decisions, and is therefore more reflective of the decisions made during the then-current performance cycle.

The Committee approved new CPUP awards in February 2013 for the performance period January 1, 2013 to December 31, 2015. Participants will not receive any payouts under CPUP until after the 2013-2015 performance period ends (if performance targets are met). Awards are scheduled to be paid in 2016 following completion of the three-year performance cycle.

The transition from discrete to overlapping performance cycles will adversely affect current CPUP participants in two ways. First, the prorated CPUP award will be reduced upon a participant's retirement. We believe it is important that all of our compensation programs provide competitive treatment upon retirement, and, since the majority of current participants are retirement eligible under CPUP we believe it is important to address this benefit reduction. Second, it will take five years for participants to be eligible for the same potential benefits under overlapping cycles as they would be eligible for in three years if we were to continue to use discrete cycles. The Committee believes it is important to replicate a significant portion of the value provided by CPUP in prior years using a different compensation vehicle within the structure of our current executive compensation program.

The Committee determined that it was appropriate to address these transition issues by making a one-time, performance-based RSU grant in 2013 to CPUP participants affected by this change. Fifty percent of these RSUs will be eligible to vest on the third anniversary of the grant and fifty percent will generally be eligible to vest upon the participant's separation from McDonald's, depending on the circumstances of the separation. This one-time RSU grant will be subject to the same three-year performance metrics as the 2013-2015 CPUP awards, so that the number of shares underlying the RSUs will be definitively determined at the end of the 2013-2015 cycle based on performance. If target performance, or above, is achieved, the full number of shares underlying the RSUs covered by the award will vest. Performance below target will result in a pro rata reduction in the number of shares underlying the RSUs that will vest, but above-target performance will not increase the number of RSUs earned. This grant is intended to restore approximately three-quarters of participants' lost CPUP retirement benefits, if targets are achieved. Participants whose employment with the Company terminates during the 2013-2015 cycle may continue to be eligible for only a prorated portion of this one-time transition RSU award, based upon when in the applicable three-year performance cycle they separate from McDonald's and the circumstances of the separation.

■ *Retirement savings plans*

The NEOs participate in our tax-qualified defined contribution retirement savings plan (Profit Sharing Plan) and a supplemental non-qualified deferred compensation retirement plan that are the same as those in which staff participate. We believe a competitive retirement program aligns with market practices, and thereby contributes to the recruitment and retention of top executive talent.

■ *Severance and change in control arrangements*

> Severance plan

Messrs. Bensen, Fenton, Goare and Thompson and (prior to her separation) Ms. Fields participate in our broad-based U.S. severance plan. Benefits under the severance plan are described under "Potential Payments Upon Termination of Employment or Change in Control" beginning on page 37.

> Change in control employment agreements

The Company has change in control employment agreements with some of its NEOs. Benefits under the change in control employment agreements are described under "Potential Payments Upon Termination of Employment or Change in Control" beginning on page 37. The Company does not intend to enter into new change in control agreements.

> Executive Retention Replacement Plan (ERRP)

The benefits provided under the ERRP were established in 1999 to retain executive talent. Ms. Santona is the sole remaining participant in this program as the Committee stopped offering ERRP benefits to new participants in 2003. Under the ERRP, Ms. Santona is entitled to retire and receive certain cash benefits, as well as the vesting of all of her outstanding equity awards. Stock options would continue to become exercisable on their originally scheduled dates and RSUs would be paid out on the originally scheduled dates, based on the Company's achievement of the applicable performance goals. In addition, Ms. Santona would receive substantially similar benefits if her employment is terminated for any reason other than death, disability or "cause." Ms. Santona's receipt of benefits under the ERRP is subject to the execution of an agreement that includes covenants not to compete, not to solicit employees, nondisparagement and nondisclosure covenants as well as a release of claims.

■ *Perquisites and other fringe benefits*

McDonald's provides the following perquisites to executives: company-provided car or a car allowance, financial planning, annual physical examinations (which are also available for the executives' spouses), executive security (only three executives), matching charitable donations, limited personal items and, generally in the case of the CEO only, personal use of the Company's aircraft (CEO is required to reimburse a portion of the cost). The Company does not provide any tax gross-ups with respect to perquisites. See footnote 5 to the Summary Compensation Table on page 29 for a discussion of perquisites received by NEOs in 2012. Executives also participate in all of the broad-based benefit and welfare plans and perquisites available to McDonald's staff in general.

LEADERSHIP CHANGES

As described above, Mr. Skinner retired as CEO, effective June 30, 2012, after 41 years of service to the Company. Mr. Skinner participated in the ERRP, and qualified for certain benefits upon retirement, including a cash payment of approximately $10 million. In exchange for these benefits, Mr. Skinner satisfied both a multi-year retention period as well as a retirement age of 62. Mr. Skinner satisfied all of his commitments, including agreeing to ongoing post-termination restrictive covenants, in exchange for the benefits provided by the ERRP. The benefits provided under the ERRP were established in 1999 to retain executive talent. The Committee stopped offering benefits to new participants in 2003 and Ms. Santona is the sole remaining participant.

In connection with his promotion to CEO, Mr. Thompson received a 26% salary increase as well as increases in his TIP and CPUP target awards consistent with the target awards approved for our prior CEO. In addition, in an effort to align the amount of compensation Mr. Thompson ultimately receives with shareholders' interests, the Committee made a promotional grant of stock options to Mr. Thompson valued at approximately $2 million, with an exercise price equal to the closing price of a share of Company stock on June 29, 2012, which aligned with our stock price when he became CEO.

The Board of Directors elected Jeffrey Stratton to succeed Jan Fields as President of McDonald's USA, with effect on December 1, 2012. As described on page 39, Ms. Fields is entitled to benefits under our broad-based U.S. severance plan; which requires agreement to certain restrictive covenants. Pursuant to the terms of the awards, Ms. Fields would have been entitled to vest in a pro rata portion of her RSUs. In exchange for a two-year agreement not to compete, the Company agrees to allow Ms. Fields to vest in all of her remaining RSUs, subject to the original performance conditions.

The ERRP cash payment to Mr. Skinner is included in the Summary Compensation Table beginning on page 27 and benefits under the ERRP are detailed under the "Benefits under the Executive Retention Replacement Plan" on page 39 and the payments to which Ms. Fields is eligible in connection with her separation from McDonald's are described under "Potential Payments Upon Termination of Employment or Change in Control" beginning on page 39.

CERTAIN ADJUSTMENTS IN MEASURING PERFORMANCE

In measuring financial performance the Committee focuses on the fundamentals of the underlying business performance and adjusts for items that are not indicative of ongoing results. For example, operating income and EPS are expressed in constant currencies (i.e., excluding the effects of foreign currency translation), since we believe that period-to-period changes in foreign exchange rates can cause our reported results to appear more or less favorable than business fundamentals indicate. The Committee's approach to other types of adjustments is subject to pre-established guidelines, including materiality, to provide clarity and consistency on how it views the business when evaluating performance. Charges/credits that may be excluded from operating income include: "strategic" items (such as restructurings, acquisitions and divestitures); "regulatory" items (changes in tax or accounting rules); and "external" items (extraordinary, non-recurring events such as natural disasters). Similar principles apply to exclusions from EPS and when calculating ROTA.

> There were no items excluded in calculating operating income for 2012 TIP.

> There were no significant items excluded from the operating income or ROTA calculations with respect to the 2010-2012 CPUP.

> There were no significant items excluded from the EPS calculations with respect to the performance-based RSUs granted to executives in 2009 and 2012.

THE PROCESS FOR SETTING COMPENSATION

The Committee is responsible for reviewing and approving senior management's compensation. This includes approving the goals and payouts under the short- and long-term incentive plans, target compensation opportunities and actual payouts for the executives, as well as the design of programs in which the executives participate. The

Chairmen of the Governance Committee and Compensation Committee lead the Board's independent directors in the evaluation of the CEO's performance. Based upon the results of this performance evaluation, and informed by input from the Committee's independent consultant and the head of human resources, the Committee reviews and approves CEO compensation.

THE ROLE OF MANAGEMENT

Management recommends compensation for executives other than the CEO to the Committee. The CEO recommends compensation packages for the NEOs who report directly to him: Messrs. Bensen and Fenton and Ms. Santona. The COO does the same for the NEOs who report directly to him: Mr. Goare and, prior to her departure, Ms. Fields. The head of human resources also provides input on compensation for each of the executives other than himself. In 2012, prior to each Committee meeting, the CEO and the CFO provided input on the materials prepared by management and presented to the Committee (except with respect to their own compensation).

THE ROLE OF COMPENSATION CONSULTANTS

The Committee has adopted a policy under which it has the sole authority to select, evaluate, retain and dismiss an independent compensation consultant. Management may not engage the Committee's consultant for any purpose. Frederic W. Cook & Co., Inc. (FWC) is the Committee's independent compensation consultant. FWC advises the Committee regarding (i) trends in executive compensation; (ii) specific compensation recommendations for the CEO, CFO and COO; (iii) applicable legislative developments; and (iv) other matters as requested by the Committee from time to time. FWC also provides assistance to the Board in compiling and summarizing the results of certain Board and director evaluations and advice on director fees.

In December 2012, the Committee considered FWC's independence and whether its work raised conflicts of interest under newly-adopted NYSE listing standards and new SEC rules. Based on information received from FWC and other relevant considerations, the Committee concluded that FWC is independent and that its work for the Committee did not raise any conflicts of interest.

In addition, to identify and evaluate external trends and practices related to compensation and benefits strategy, design and administration, management considers survey data and other similar research obtained from various sources, including Towers Watson & Co., Equilar and Aon Hewitt, which also provides significant plan administration services to McDonald's.

COMPANIES IN OUR PEER GROUP IN 2012

As previously discussed on page 18, each year the Committee selects a peer group of companies with which we compete for talent and based upon specific criteria. The table below illustrates the type of companies chosen (i.e., branded consumer products) as well as market capitalization and annual revenues for each of our peer group companies for 2012 (except for Nestlé and Unilever, for which such information is not available).

McDonald's 2012 peer group companies (Dollars in billions)

Peer	Market capitalization ($)(1)	Revenues (2)
Branded Consumer Products:		
3M Company	$ 64.2	$ 29.9
The Coca-Cola Company	162.6	48.8
Colgate-Palmolive Company	49.4	17.1
The Walt Disney Company	88.2	42.3
General Mills, Inc.	26.1	16.7
Johnson & Johnson	194.3	67.2
Kellogg Company	20.0	14.2
Kraft Foods Group, Inc. *(3)*	26.9	18.3
Mondeléz International, Inc. *(3)*	26.9	35.0
Nestlé (United States) *(4)*	–	–
NIKE, Inc.	41.9	24.1
PepsiCo, Inc.	105.9	65.5
The Procter & Gamble Company	185.6	83.7
Unilever (United States) *(4)*	–	–

Table continued on next page

Peer	Market capitalization ($)(1)	Revenues (2)
Major Retailers/Services:		
Best Buy Co., Inc.	$ 4.0	$ 50.7
FedEx	28.8	42.7
The Home Depot, Inc.	92.5	74.8
Lowe's Companies Inc.	39.9	50.2
Sears Holding Corporation	4.4	39.9
Target Corporation	38.5	73.3
Walgreen Co.	35.0	71.6
Wal-Mart Stores, Inc.	228.2	466.1
Key Competitors:		
Burger King Worldwide, Inc.	$ 5.8	$ 2.0
Starbucks Corporation	39.9	13.3
Wendy's Company	1.8	2.5
Dunkin' Brands Group	3.5	0.7
Yum! Brands, Inc.	30.0	13.6
McDonald's	$ 88.5	$ 27.6

(1) Source for market capitalization: Bloomberg.com. Data as of December 31, 2012.

(2) Reflects revenues, sales or comparable data as publicly disclosed by the applicable company in its annual report filed with the SEC for its most recently completed fiscal year for which an annual report has been filed prior to the date hereof.

(3) Kraft Foods Inc. was included in the peer group prior to the company splitting into Mondeléz International and Kraft Foods Group in 2012. Both companies remain in our peer group.

(4) Unlisted U.S. division of non-U.S. company.

In 2012, the Committee removed Costco as a result of general differences in compensation structure and philosophy and Sara Lee due to a pending divestiture. It also added FedEx and Dunkin' Brands Group. FedEx has a large global presence and Dunkin' Brands Group is considered a brand and direct competitor in the coffee and breakfast segments.

COMPENSATION POLICIES AND PRACTICES

Policy regarding stock ownership of management
The Company has adopted stock ownership requirements for senior management because we believe they will more effectively pursue the long-term interests of shareholders if they are shareholders themselves. The following table provides our current stock ownership requirements, by level.

Level	Stock ownership requirements (multiple of salary)
President & CEO	6 X
COO	5 X
CFO	4 X
President U.S./Europe/APMEA	4 X
Executive Management (EVP)	4 X
Division President–U.S. paid	4 X
Division President–non-U.S. paid	3 X
Senior Management (SVP)–U.S. paid	3 X
Senior Management (SVP)–non-U.S. paid	2 X

The Committee reviews share ownership requirements and where members of senior management stand against their respective requirements annually. Once a member of senior management becomes subject to the stock ownership requirements, he/she has five years to satisfy the requirements. The five-year period to comply restarts when an executive is promoted to a position with a higher ownership requirement. Currently, all executives meet or are on track to meet their respective stock ownership requirements.

Further, the Company has adopted restrictions that prohibit certain employees, including all of senior management, from engaging in derivative transactions to hedge the risk associated with their stock ownership. These restrictions also require approval in order to hold Company shares in a margin account.

CLAWBACKS

The Company's compensation plans contain clawback provisions that apply to senior management.

Senior management may be required to repay compensation previously awarded under TIP and CPUP in certain circumstances (for example, the commission of fraud) and to the extent permitted under applicable law.

Payments under the ERRP, including some stock option gains and RSU payouts, are also subject to forfeiture and repayment in certain circumstances, such as violation of an applicable restrictive covenant or the commission of an act that would have resulted in termination for "cause."

Under our severance plan, the Company may cease payment of any future benefits and require repayment of any previously paid severance amounts upon violation of an applicable restrictive covenant or commission of an act that would have resulted in termination for "cause."

Unexercised stock options and unpaid RSUs are subject to forfeiture if the Company determines that any employee committed an act or acts involving dishonesty, fraud, illegality or moral turpitude. Further, if an executive violates a restrictive covenant, the Company has the right to cancel outstanding awards.

POLICY REGARDING FUTURE SEVERANCE PAYMENTS

The Company has a policy under which we will seek shareholder approval for severance payments to a NEO if such payments, including tax gross-ups, would exceed 2.99 times the sum of (i) the NEO's annual base salary as in effect immediately prior to termination of employment; and (ii) the highest annual bonus awarded to the NEO by the Company in any of the three full fiscal years immediately preceding the fiscal year in which termination of employment occurs. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the NEOs or that predate the implementation of the policy, as well as any payment that the Committee determines is a reasonable settlement of a claim that could be made by a NEO.

RISK AND COMPENSATION PROGRAMS

In considering the risks to the Company and its business that may be implied by our compensation plans and programs, the Committee focuses primarily on senior management, but also considers the design, operation and mix of the plans and programs at all levels of the Company. Our compensation program is designed to mitigate the potential to reward excessive risk-taking that may produce short-term results that appear in isolation to be favorable, but that may undermine the successful execution of our long-term business strategy and erode shareholder value.

INTERNAL PAY EQUITY

Compensation opportunities reflect our executives' positions, responsibilities and tenure in a given position and are generally similar for executives who have comparable levels of responsibility (although actual compensation delivered may differ depending on relative performance). In 2012, Mr. Skinner and then Mr. Thompson had ultimate responsibility for the strategic direction of the Company and therefore were the most highly paid.

POLICY WITH RESPECT TO DEDUCTIBILITY OF COMPENSATION

We intend that our compensation programs usually will permit the Company to deduct compensation expense under Section 162(m) of the Internal Revenue Code (Code), which limits to $1 million the tax deductibility of annual compensation paid to NEOs, unless the compensation is performance-based. However, the Company may from time to time pay compensation that does not qualify as performance-based compensation under Section 162(m) of the Code.

POLICIES AND PRACTICES REGARDING EQUITY AWARDS

Equity awards cannot be granted when the Company possesses material non-public information. The Company generally makes broad-based equity grants at approximately the same time each year following our release of financial information; however, the Company may choose to make equity awards outside of the annual broad-based grant (i.e., for certain new hires or promotions). Stock options may be granted only with an exercise price at or above the closing market price of the Company's stock on the date of grant.

Compensation Tables

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation earned by or paid to our NEOs in 2010, 2011 and 2012.

Name and principal position (a)	*Year (b)*	*Salary (1) ($)(c)*	*Stock awards (2) ($)(e)*	*Option awards (3) ($)(f)*	*Non-equity incentive plan compensation (4) ($)(g)*	*All other compensation (5) ($)(i)*	*Total ($)(j)*
James A. Skinner *Former Vice Chairman and Chief Executive Officer (retired, effective June 30, 2012)*	2012	$ 753,333	$1,720,304	$3,024,089	*Annual:* $ 1,000,000 *Long-term:* 10,611,153 *Total:* 11,611,153	$ 10,632,529*(6)*	$27,741,408
	2011	1,473,333	1,429,035	1,796,501	*Annual:* 3,300,000 *Long-term:* 0 *Total:* 3,300,000	752,024	8,750,893
	2010	1,433,333	1,415,255	1,752,389	*Annual:* 4,500,000 *Long-term:* 0 *Total:* 4,500,000	631,641	9,732,618
Donald Thompson President and *Chief Executive Officer (effective July 1, 2012)*	2012	979,167	660,129	3,206,663*(7)*	*Annual:* 1,400,000 *Long-term:* 7,181,144 *Total:* 8,581,144	324,816	13,751,919
	2011	829,167	625,165	785,902	*Annual:* 1,526,000 *Long-term:* 0 *Total:* 1,526,000	307,514	4,073,748
	2010	794,952	583,838	722,908	*Annual:* 1,855,000 *Long-term:* 0 *Total:* 1,855,000	174,662	4,131,360
Peter J. Bensen *Chief Financial Officer*	2012	708,333	465,904	818,945	*Annual:* 679,000 *Long-term:* 4,463,200 *Total:* 5,142,200	196,308	7,331,690
	2011	670,833	446,730	561,559	*Annual:* 987,000 *Long-term:* 0 *Total:* 987,000	226,504	2,892,626
	2010	641,667	398,084	492,891	*Annual:* 1,296,000 *Long-term:* 0 *Total:* 1,296,000	198,800	3,027,441
Timothy J. Fenton *Chief Operating Officer (effective July 1, 2012)*	2012	684,167	407,474	716,270	*Annual:* 677,000 *Long-term:* 3,205,453 *Total:* 3,882,453	198,455	5,888,819
	2011	601,500	401,969	505,299	*Annual:* 667,000 *Long-term:* 0 *Total:* 667,000	302,468	2,478,236
	2010	581,083	371,564	460,033	*Annual:* 961,000 *Long-term:* 0 *Total:* 961,000	385,411	2,759,091

Table continued on next page

Name and principal position (a)	Year (b)	Salary (1) ($)(c)	Stock awards (2) ($)(e)	Option awards (3) ($)(f)	Non-equity incentive plan compensation (4) ($)(g)		All other compensation (5) ($)(i)	Total ($)(j)
Douglas Goare *President, McDonald's Europe (8)*	2012	$542,500	$298,856	$525,266	Annual: Long-term: Total:	$ 500,000 1,752,265 2,252,265	$889,836	$4,508,723
Gloria Santona *Executive Vice President, General Counsel and Secretary (9)*	2012	632,500	233,632	410,660	Annual: Long-term: Total:	513,000 1,578,060 2,091,060	156,797	3,524,649
Janice L. Fields *Former President, McDonald's USA (effective November 30, 2012)*	2012	616,917	353,210	620,775	Annual: Long-term: Total:	445,000 2,630,100 3,075,100	159,860	4,825,862
	2011	593,333	321,602	404,242	Annual: Long-term: Total:	679,000 0 679,000	155,854	2,154,031
	2010	573,351	291,947	361,459	Annual: Long-term: Total:	780,000 0 780,000	146,659	2,153,416

(1) Reflects annual and promotional increases in salary that took effect during 2012. Annual base salaries as of December 31, 2012 were as follows:

Donald Thompson	$1,100,000
Peter J. Bensen	715,000
Timothy J. Fenton	750,000
Douglas Goare	546,000
Gloria Santona	635,000
Janice L. Fields	620,900

(2) Represents the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, based on the probable outcome of the applicable performance conditions and excluding the effect of estimated forfeitures during the applicable vesting periods, of RSUs granted under the McDonald's Corporation Amended and Restated 2001 Omnibus Stock Ownership Plan, as amended (Prior Plan) or the McDonald's Corporation 2012 Omnibus Stock Ownership Plan (Current Plan), as applicable. Values are based on the closing price of the Company's common stock on the grant date, less the present value of expected dividends over the vesting period. Generally, RSUs vest on the third anniversary of the grant date and are subject to performance-based vesting conditions linked to the achievement of target levels of diluted EPS growth. Additional information is disclosed in the Grants of Plan-Based Awards table on page 30 and the Outstanding Equity Awards at 2012 Year-end table on pages 33 and 34. A more detailed discussion of the assumptions used in the valuation of RSU awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on page 42 of the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

(3) Represents the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures during the applicable vesting periods of options. Options have an exercise price equal to the closing price of the Company's common stock on the grant date, vest in equal installments over a four-year period and are subject to the Prior Plan or the Current Plan, as applicable. Values for options granted in 2012 are determined using a closed-form pricing model based on the following assumptions, as described in the footnotes to the consolidated financial statements: expected volatility based on historical experience of 20.8%; an expected annual dividend yield of 2.8%; a risk-free return of 1.1%; and expected option life based on historical experience of 6.1 years. Additional information about options is disclosed in the Grants

of Plan-Based Awards table on page 30 and the Outstanding Equity Awards at 2012 Year-end table on pages 33 and 34. A more detailed discussion of the assumptions used in the valuation of option awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on pages 32 and 42 of the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

(4) Our annual cash incentive plan is referred to as TIP and our long-term cash incentive plan is referred to as CPUP. CPUP operates on non-overlapping three-year cycles and these payouts are for the 2010-2012 cycle.

(5) "All other compensation" for 2012 includes the Company's contributions to the Profit Sharing Plan and Excess Benefit and Deferred Bonus Plan as follows:

James A. Skinner	$364,800
Donald Thompson	225,465
Peter J. Bensen	152,581
Timothy J. Fenton	121,605
Douglas Goare	99,667
Gloria Santona	120,472
Janice L. Fields	116,632

Also included are the following categories of perquisites: personal use of Company-provided cars or an allowance; life insurance; financial counseling; annual physical examinations for the executives and spouses; executive security; matching charitable donations; Olympic events tickets and personal items; limited miscellaneous items; and personal use (which includes travel for service on boards of directors other than our Board) of the Company's aircraft, with a net cost to the Company in 2012 of $25,495 for Mr. Skinner and $50,331 for Mr. Thompson. In general, the CEO is the only executive permitted to use the aircraft for personal travel. However, in certain circumstances the CEO may at his discretion permit other executives to use the aircraft for personal travel. In addition, at the discretion of the CEO, other executives may be joined by their spouses on the aircraft. The Company does not provide any tax gross-ups on the perquisites described above.

As Mr. Goare was based overseas throughout 2012, the amount in this column also includes certain benefits in connection with his international assignment, as follows: Company-provided residence in Geneva (in the amount of $132,919); rental furniture; utilities for his Geneva residence; a cost-of-living adjustment (in the amount of $165,427); home leave travel allowance (in the amount of $27,670); relocation and family allowances; moving expenses (such as storage and shipment of goods); and tax equalization (in the amount of $326,623) which is designed to satisfy tax obligations arising solely as a result of his international assignment. Certain amounts were paid in Euro or Swiss Francs and in each case the amount reported reflects the exchange rate on the date the respective payments were made.

Mr. Fenton previously performed an international assignment in Hong Kong. As a result, he received certain tax-related benefits in connection with his international assignment. In particular, Mr. Fenton participated in the Company's tax equalization program, which reimburses an executive's tax obligations arising solely as a result of an international assignment, to the extent that those tax obligations are in excess of taxes that would have been due had the executive not performed the international assignment. Although Mr. Fenton returned to the U.S. in April of 2010, he continued to have tax liability in Hong Kong in 2012 arising from his international assignment. In 2012, the Company facilitated a Hong Kong tax payment as part of the tax equalization process; however, since this amount was withheld from Mr. Fenton there was no aggregate incremental cost to the Company as a result. Consistent with Company policy, the Company also provided Mr. Fenton with tax preparation services.

The incremental cost of perquisites is included in the amount provided in the table and based on actual charges to the Company, except as follows: (i) Company-provided cars includes a pro rata portion of the purchase price, fuel and maintenance, based on personal use, and (ii) corporate aircraft includes fuel, on-board catering, landing/handling fees and crew costs and excludes fixed costs, such as pilot salaries and the cost of the aircraft. In accordance with Company policy, the CEO must reimburse the Company for a portion of personal use of the corporate aircraft, calculated as the lower of (i) amount determined under the Code based on four times the Standard Industry Fare Level (SIFL) rate per person or (ii) 200% of the actual fuel cost.

(6) Includes Mr. Skinner's ERRP payment of $10,222,839.

(7) Mr. Thompson received a grant of 169,396 stock options in connection with his promotion to President and CEO on July 1, 2012.

(8) Mr. Goare was not a NEO in 2010 or 2011.

(9) Ms. Santona was not a NEO in 2010 or 2011.

GRANTS OF PLAN-BASED AWARDS — FISCAL 2012

In 2012, the NEOs received annual cash awards under TIP. The formula for determining payouts under the TIP is described following the footnotes to the table. Columns (d) and (e) below show the target and maximum awards they could have earned. Actual payouts are in column (g) of the Summary Compensation Table. In 2012, the NEOs also received two types of equity awards: RSUs subject to performance-based vesting criteria (see columns (f), (g), (h) and (l)) and stock options (see columns (j), (k) and (l)).

Name (a)	Plan	Grant date (b)	Threshold ($)(c)	Estimated future payouts under non-equity incentive plan awards		Estimated future payouts under equity incentive plan awards (1)			All other option awards: number of securities underlying option (2) (#)(j)	Exercise or base price of option awards ($/Sh)(k)	Grant date fair value of stock and options awards (3) ($)(l)
				Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)			
James A. Skinner	TIP		0	$1,133,844	$2,834,610						
	Equity Plan	2/8/12				0	18,990	18,990			$1,720,304
	Equity Plan	2/8/12							221,545	$ 100.05	3,024,089
Donald Thompson	TIP		0	1,513,270	3,783,175						
	Equity Plan	2/8/12				0	7,287	7,287			660,129
	Equity Plan	2/8/12							85,008	100.05	1,160,359
	Equity Plan	6/29/12							169,396	88.53	2,046,304
Peter J. Bensen	TIP		0	715,000	1,787,500						
	Equity Plan	2/8/12				0	5,143	5,143			465,904
	Equity Plan	2/8/12							59,996	100.05	818,945
Timothy J. Fenton	TIP		0	788,325	1,970,813						
	Equity Plan	2/8/12				0	4,498	4,498			407,474
	Equity Plan	2/8/12							52,474	100.05	716,270
Douglas Goare	TIP		0	464,100	1,160,250						
	Equity Plan	2/8/12				0	3,299	3,299			298,856
	Equity Plan	2/8/12							38,481	100.05	525,266
Gloria Santona	TIP		0	539,750	1,349,375						
	Equity Plan	2/8/12				0	2,579	2,579			233,632
	Equity Plan	2/8/12							30,085	100.05	410,660
Janice L. Fields	TIP		0	527,765	1,319,413						
	Equity Plan	2/8/12				0	3,899	3,899			353,210
	Equity Plan	2/8/12							45,478	100.05	620,775

(1) Reflects grants of RSUs subject to performance-based vesting conditions under the Prior Plan or the Current Plan, as applicable. The RSUs vest on February 8, 2015, subject to achievement of a specified EPS growth target during the performance period ending on December 31, 2014. The performance target for all RSU awards granted to the NEOs in 2012 is compounded annual EPS growth of 6% on a cumulative basis, adjusted to exclude certain items as described on page 23. If target is achieved, 100% of the RSUs will vest. If no compounded EPS growth is achieved, no RSUs will vest. If compounded EPS growth is achieved, but below target, the awards will vest proportionally.

(2) Reflects grants of options in 2012. For details regarding options, please refer to footnote 3 to the Summary Compensation Table beginning on page 28.

(3) The values in this column for RSUs and options were determined based on the assumptions described in footnotes 2 and 3, respectively, to the Summary Compensation Table beginning on page 28.

TIP Awards

Target TIP awards for 2012 were equal to a percentage of salary. The final payouts (shown in column (g) to the Summary Compensation Table) were determined based on the following principles:

> TIP measures performance using a “team factor” that is initially determined based on growth in operating income. The team factor increases with growth in operating income up to 100% at the target level of growth and to higher percentages at higher levels of growth, up to the maximum (175% in 2012). The team factor can then be adjusted up or down, within specified limits, based on “modifiers” reflecting other measures of Corporate and/or AOW performance. The target amount is multiplied by the team factor, which includes the modifiers. The product is the “adjusted target award.”

> Each participant is assigned an individual performance factor determined based on a combination of both subjective and objective factors. The adjusted target award is multiplied by the individual performance factor, and the product is the final payout.

The flowchart below illustrates this process:


Team factor (up to 175% for 2012) determined based on growth in operating income measured by Corporate factor, AOW factor or a blend
Team factor adjusted up or down (by up to 25 percentage points for 2012) based on modifiers measured by Corporate factor, AOW factor or a blend
Individual TIP target amount ($)
TIP target multiplied by final team factor
Adjusted target award
Adjusted target award multiplied by individual performance factor (up to 150% for 2012)
Final individual TIP payout (up to 250% of target award for 2012)

The table below shows how increases in operating income determined the team factor for each business segment in 2012, before the application of modifiers. The table shows the target and maximum levels of growth in operating income. Operating income at the Corporate level was included in the TIP team factor calculation for all of our executives. In addition, the results for the U.S. were included in the calculation for Ms. Fields, the results for Europe were included in the calculation for Mr. Goare, and the results for APMEA were included in the calculation for Mr. Fenton.

TIP team factor and growth in operating income for 2012

Team factor as % of target	0%	100% (Target)	175% (Maximum)
Growth in operating income over 2011:			
Corporate factor	0%	6.4%	11.1%
U.S. factor	0	4.3	8.1
Europe factor	0	7.6	13.0
APMEA factor	0	10.2	17.9

Operating income growth in 2012 was 4.0% (Corporate), 2.3% (U.S.), 6.2% (Europe) and 3.0% (APMEA). The resulting Corporate, U.S., Europe and APMEA team factors were 84.6%, 81.8%, 91.2% and 71.0%, respectively, before the application of modifiers.

The target TIP awards, the team factors (including the modifiers), the individual performance factors and the final payouts as a percentage of target awards for the NEOs in 2012 are summarized below.

		Team factors (Corporate factor; AOW factor; blend)					
Named executive officer	Target TIP award (% of salary)	Applicable team factor(s)	Team factor(s) before application of modifiers (% of target award)	Impact of modifiers (% added or subtracted)	Final team factor applied to determine TIP payout (% of target award)	Personal factor (%)	Final TIP payout (% of target award)
James A. Skinner	74.6%	Corporate	84.6%	1.7%	86.3%	102%	88.2%
Donald Thompson	137.6	Corporate	84.6	1.7	86.3	107	92.5
Peter J. Bensen	100.0	Corporate	84.6	1.7	86.3	110	95.0
Timothy J. Fenton	105.1	Corporate (weighted 63.1%)	84.6	1.7	86.3	100	85.9
		APMEA (weighted 36.9%)	71.0	13.8	84.8		
Douglas Goare	85.0	Corporate (weighted 25%)	84.6	1.7	86.3	110	107.7
		Europe (weighted 75%)	91.2	10.4	101.6		
Gloria Santona	85.0	Corporate	84.6	1.7	86.3	110	95.0
Janice L. Fields	85.0	Corporate (weighted 25%)	84.6	1.7	86.3	100	84.3
		U.S. (weighted 75%)	81.8	1.7	83.5		

The applicable modifiers are described in the following table:

Team factor	Modifiers	Potential weight of each modifier (range)	Potential overall adjustment of team factor by modifiers (range)
Corporate factor	> Comparable Guest Counts Growth > Customer Satisfaction Opportunity > G&A Expense Control	Up to +7.5 or -5 percentage points	Up to +/-15 percentage points
AOW factor	> Comparable Guest Counts Growth > Customer Satisfaction Opportunity > Improvements in People Modifier	Up to +/-10 percentage points	Up to +/-25 percentage points

OUTSTANDING EQUITY AWARDS AT 2012 YEAR-END

	Option awards				Stock awards			
Name (a)	Number of securities underlying unexercised options exercisable (1) (#)(b)	Number of securities underlying unexercised options unexercisable (1) (#)(c)	Option exercise price ($)(e)	Option expiration date (f)	Number of shares or units of stock that have not vested (2) (#)(g)	Market value of shares or units of stock that have not vested (2)(3) ($)(h)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (4) (#)(i)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested (3)(4) ($)(j)
James A. Skinner	62,500	0	$ 26.63	02/16/2014				
	62,500	0	25.31	05/20/2014				
	250,000	0	31.21	12/01/2014				
	151,910	0	34.54	03/23/2016				
	116,589	0	45.02	02/14/2017				
	370,763	0	56.64	02/13/2018				
	173,805	57,935	57.08	02/11/2019				
	88,505	88,504	63.25	02/10/2020				
	36,874	110,622	75.93	02/09/2021				
	0	221,545	100.05	12/30/2021			65,356	$5,765,053
Donald Thompson	30,000	0	26.63	02/16/2014				
	30,000	0	25.31	05/20/2014				
	25,299	0	32.60	02/16/2015				
	20,611	0	36.37	02/14/2016				
	24,984	0	45.02	02/14/2017				
	44,492	0	56.64	02/13/2018				
	35,865	11,955	57.08	02/11/2019				
	19,707	6,568	57.08	02/11/2019				
	36,511	36,510	63.25	02/10/2020				
	16,131	48,393	75.93	02/09/2021				
	0	85,008	100.05	02/08/2022				
	0	169,396	88.53	06/29/2022			26,940	2,376,377

Table continued on next page

Table continued from previous page

Name (a)	Option awards: Number of securities underlying unexercised options exercisable (1) (#)(b)	Number of securities underlying unexercised options unexercisable (1) (#)(c)	Option exercise price ($)(e)	Option expiration date (f)	Stock awards: Number of shares or units of stock that have not vested (2) (#)(g)	Market value of shares or units of stock that have not vested (2)(3) ($)(h)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (4) (#)(i)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested (3)(4) ($)(j)
Peter J. Bensen	15,971	0	32.60	02/16/2015				
	15,870	0	36.37	02/14/2016				
	15,157	0	45.02	02/14/2017				
	24,100	0	56.64	02/13/2018				
	30,348	10,115	57.08	02/11/2019				
	24,895	24,892	63.25	02/10/2020				
	11,527	34,578	75.93	02/09/2021				
	0	59,996	100.05	02/08/2022			18,845	$1,662,317
Timothy J. Fenton	44,492	0	56.64	02/13/2018				
	35,865	11,955	57.08	02/11/2019				
	23,234	23,234	63.25	02/10/2020				
	10,373	31,113	75.93	02/09/2021				
	0	52,474	100.05	02/08/2022			17,066	1,505,392
Douglas Goare	12,050	0	56.64	02/13/2018				
	11,726	3,908	57.08	02/11/2019				
	8,298	8,298	63.25	02/10/2020				
	4,323	12,963	75.93	02/09/2021				
	0	38,481	100.05	02/08/2022	2,372	$ 209,234	5,769	508,883
Gloria Santona	19,154	0	45.02	02/14/2017				
	24,100	0	56.64	02/13/2018				
	19,312	6,437	57.08	02/11/2019				
	12,032	12,032	63.25	02/10/2020				
	5,013	15,039	75.93	02/09/2021				
	0	30,085	100.05	02/08/2022			8,883	783,569
Janice L. Fields	0	6,437	57.08	02/11/2019				
	0	18,254	63.25	02/10/2020				
	0	24,891	75.93	02/09/2021				
	0	45,478	100.05	02/08/2022			13,859	1,222,502

(1) In general, options expire on the tenth anniversary of grant. For details regarding equity treatment upon termination, see page 40.

(2) These RSUs vested on February 10, 2013 and were not subject to performance-based vesting conditions as they were granted to Mr. Goare prior to serving as President of McDonald's Europe.

(3) Calculated by multiplying the number of shares covered by the award by $88.21, the closing price of Company stock on the New York Stock Exchange on December 31, 2012.

(4) Reflects unvested performance-based RSUs that are scheduled to be paid out as follows if the targets are met (or were paid out, in the case of awards that vested in 2013).

Named executive officer	Vesting date	Number of performance-based RSUs
James A. Skinner	02/10/2013	25,295
	02/09/2014	21,071
	02/08/2015	18,990
Donald Thompson	02/10/2013	10,435
	02/09/2014	9,218
	02/08/2015	7,287
Peter J. Bensen	02/10/2013	7,115
	02/09/2014	6,587
	02/08/2015	5,143
Timothy J. Fenton	02/10/2013	6,641
	02/09/2014	5,927
	02/08/2015	4,498
Douglas Goare	02/09/2014	2,470
	02/08/2015	3,299
Gloria Santona	02/10/2013	3,439
	02/09/2014	2,865
	02/08/2015	2,579
Janice L. Fields	02/10/2013	5,218
	02/09/2014	4,742
	02/08/2015	3,899

OPTION EXERCISES AND STOCK VESTED — FISCAL 2012

Name (a)	Option awards		Stock awards	
	Number of shares acquired on exercise (#)(b)	Value realized on exercise ($)(c)	Number of shares acquired on vesting (#)(d)	Value realized on vesting ($)(e)
James A. Skinner	146,193	$9,392,917	33,112	$3,293,651
Donald Thompson	42,300	2,210,711	6,833	679,679
Peter J. Bensen	18,000	1,144,080	5,782	575,136
Timothy J. Fenton	28,315	1,177,734	6,833	679,679
Douglas Goare	11,659	510,285	7,490	745,030
Gloria Santona	44,522	2,358,771	3,680	366,050
Janice L. Fields	168,894	7,297,230	3,680	366,050

NON-QUALIFIED DEFERRED COMPENSATION — FISCAL 2012

Name (a)	Executive contributions in last FY (1) ($)(b)	Registrant contributions in last FY (1) ($)(c)	Aggregate earnings in last FY ($)(d)	Aggregate withdrawals/ distributions ($)(e)	Aggregate balance at last FYE (2) ($)(f)
James A. Skinner	$585,500	$349,300	$1,542,061	$ 0	$41,044,638
Donald Thompson	295,727	205,590	-87,356	0	2,688,430
Peter Bensen	248,753	137,736	-63,810	0	5,062,463
Timothy Fenton	180,175	106,105	-21,176	0	7,310,065
Douglas Goare	88,241	78,917	83,884	0	1,816,442
Gloria Santona	87,967	97,972	186,829	0	5,250,920
Janice Fields	259,867	95,883	58,799	0	4,330,098

(1) Represents salary deferrals which are also reported as compensation for 2012 in the Summary Compensation Table on page 27: $90,500 for Mr. Skinner; $67,200 for Mr. Thompson; $95,333 for Mr. Bensen; $87,500 for Mr. Fenton; $45,500 for Mr. Goare; $26,458 for Ms. Santona and $51,742 for Ms. Fields. The remaining amounts represent bonus deferrals under TIP, which were previously reported in the Summary Compensation Table for 2011, except in the case of Mr. Goare and Ms. Santona. The amounts reported in column (c) are included in "All other compensation" in column (i) of the Summary Compensation Table.

(2) Includes amounts previously reported in the Summary Compensation Table, in the aggregate, as follows:

James A. Skinner	$20,277,450
Donald Thompson	1,122,770
Peter J. Bensen	3,354,202
Timothy J. Fenton	4,835,221
Douglas Goare	0
Gloria Santona	0
Janice L. Fields	1,562,340

Excess Benefit and Deferred Bonus Plan (Excess Plan)

The Company's Excess Plan is a successor plan to the Supplemental Plan described below. The Excess Plan is a non-tax-qualified, unfunded plan that allows senior management and certain highly compensated staff employees to (i) make tax-deferred contributions from their salary, TIP and CPUP awards; and (ii) receive matching contributions (on deferrals of salary and TIP awards only), in excess of the Internal Revenue Service (IRS) limits under the Profit Sharing Plan.

At the time of deferral, participants may elect to receive distributions either in a lump-sum or in regular installments over a period of up to 15 years following separation from service. Commencement of distributions are delayed for six months following separation from service.

Deferrals are nominally invested in investment funds selected by participants and are credited with a rate of return based on the investment option(s) selected. The investment options are currently based on returns of the Profit Sharing Plan's McDonald's common stock fund, a stable value fund and an S&P 500 Index fund.

Supplemental Profit Sharing and Savings Plan (Supplemental Plan)

Prior to the Excess Plan, the Company's Supplemental Plan allowed participants to defer compensation in excess of the IRS limits that applied to the Profit Sharing Plan. The Supplemental Plan allowed deferrals of salary and all or a portion of cash incentives as well as Company contributions on deferrals of salary and TIP. In 2004, the Company froze the Supplemental Plan. The investment options for existing accounts under the Supplemental Plan are identical to those under the Excess Plan. A participant may elect to have distributions in a single lump-sum, in installments commencing on a date of the participant's choice or in an initial lump-sum payment with subsequent installment payments. Distributions may commence in the year following termination and must be completed within 25 years. If the participant does not file a distribution election in the year of termination, the participant's entire Supplemental Plan balance is paid out in cash in the year following termination. In-service and hardship withdrawals are permitted subject to certain conditions.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our NEOs would become entitled to certain payments and benefits in connection with a change in control and/or if their employment with the Company were to terminate as described below.

Potential payments upon or in connection with a change in control

A "change in control" is generally defined as either (i) the acquisition of 20% or more of our common stock or voting securities by a single purchaser or a group of purchasers acting together; (ii) the incumbent members of the Board cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; (iii) a significant merger or other business combination involving the Company; or (iv) a complete liquidation or dissolution of the Company.

CHANGE IN CONTROL EMPLOYMENT AGREEMENTS (CIC AGREEMENTS)

The Company has CIC Agreements with some of its NEOs. The Company does not intend to enter into any new CIC agreements. An executive who also participates in the ERRP would be entitled to receive the greater of the benefits under the ERRP or the benefits under the CIC Agreement, but not both. A minimum of two years' notice is required to terminate a CIC Agreement.

The CIC Agreements provide that, during the three-year period following a change in control, referred to as the "protected period," the executive's (i) position and authority may not be reduced; (ii) place of work may not be relocated by more than 30 miles; (iii) salary may not be reduced; (iv) annual bonus opportunity may not be reduced; and (v) participation in benefit plans will continue on terms not less favorable than before the change in control. In addition, within 30 days after a change in control, if it is also a change in control under Code Section 409A, the Company will pay a prorated portion of (i) the target annual bonus and (ii) the target long-term incentive bonus, both for the partial performance period in which the change in control occurs. If it is not a change in control under Code Section 409A, the Company will pay (i) a prorated portion of the executive's annual bonus, based on the Company's actual performance; and (ii) a prorated portion of the executive's long-term incentive bonus based on target performances, both on the date on which such bonuses are paid to Company employees generally. The treatment of outstanding equity awards is described under "Equity awards" on page 40. If the Company fails to comply with these provisions, the executive may terminate employment for "good reason" during the protected period.

If the executive terminates employment for good reason or is terminated by the Company without "cause" during the protected period, then, in addition to receiving accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due on termination, the executive will be entitled to: (i) a lump-sum cash payment equal to three times the sum of the executive's salary, target annual bonus and contribution received under the Company's deferred compensation plan; (ii) a pro rata portion of the target annual bonus, reduced (but not below zero) by the amount of annual bonus paid for that year; (iii) a lump-sum payment equal to continued medical, life insurance, fringe and other benefits for three years after the termination; and (iv) a lump-sum cash payment for any accrued sabbatical leave. In addition, for purposes of determining eligibility for any post-retirement medical benefits, the executive will be treated as having three additional years of age and service. The executive will be eligible for these benefits, subject to execution of an agreement that includes restrictive covenants and a release of claims. Payment of these benefits will be delayed for six months.

The Company will reimburse an executive on an after-tax basis for excise tax payments that are considered to be contingent upon a change in control. If the aggregate after-tax amount of benefits is not more than 110% of what the executive would receive if benefits were reduced to a level that would not be subject to excise taxes, the executive will not be entitled to receive a reimbursement and the aggregate amount of benefits to which he/she is entitled will be reduced to the greatest amount that can be paid without triggering excise taxes.

In the case of the death or disability of an executive during the protected period, the executive or his/her estate would be entitled to receive accrued salary, bonus, deferred compensation and other benefit amounts due at levels provided to peers and at least as favorable as those immediately preceding the change in control.

If (i) the Company terminates an executive for cause following a change in control; (ii) an executive voluntarily terminates employment without good reason following a change in control; or (iii) an executive who is otherwise eligible to receive severance benefits fails to execute the requisite agreements, then that executive will receive only a lump-sum payment of accrued salary, bonus, deferred compensation and other benefit amounts.

The following table sets forth the benefits that Messrs. Thompson, Bensen, Fenton, Goare and Ms. Santona would have been entitled to under the CIC agreements, assuming that on December 31, 2012 they had been terminated without cause or resigned with good reason in the protected period following a change in control. Pro rata 2012 TIP and 2010-2012 CPUP payments are not included because if the NEOs had terminated employment on December 31, 2012, they would have earned these awards in full under the 2012 TIP and the 2010-2012 CPUP, respectively, and the pro rata payout they would have been entitled to would be zero.

	Severance payment (3x salary, bonus and Company contribution to deferred compensation plan) ($)	Benefit continuation ($)	Sabbatical ($)	Tax gross-up payments ($)	Total ($)
Donald Thompson	$8,662,113	$121,898	$169,231	$ 0	$8,953,242
Peter J. Bensen	4,849,480	124,239	0	2,653,524	7,627,243
Timothy J. Fenton	5,143,790	112,342	0	0	5,256,132
Douglas Goare (1)	0	0	0	0	0
Gloria Santona	3,956,446	113,131	0	0	4,069,577

(1) Mr. Goare does not have a change in control agreement.

EQUITY AWARDS

Under the Equity Plan, upon a change in control, outstanding unvested options and RSUs will be replaced by equivalent awards based on publicly-traded stock of the successor entity. The replacement awards will vest and become exercisable (in the case of options) or be paid out (in the case of service-based RSUs) if the grantee's employment is terminated for any reason other than "cause" within two years following the change in control. In addition, if employment is terminated other than for "cause" within two years following the change in control, all options will remain outstanding for not less than two years following termination or until the end of the original term, if sooner.

If the awards are not replaced (e.g., because the acquirer does not have publicly-traded securities) or if the Committee so determines, vesting will be accelerated. RSUs would vest (performance-based RSUs at target) and be paid out upon a Code Section 409A change in control; otherwise, the RSUs would be paid out on the originally scheduled payment date or, if earlier, on the executive's death, disability or termination of employment, subject to any required delay under Code Section 409A.

Terminations initiated by the employee will not result in accelerated vesting of replacement awards.

If a change in control had occurred on December 31, 2012 and either (i) if the outstanding options and RSUs held by the NEOs could not be replaced or (ii) if the Committee so determined, assuming that the transaction met the applicable definition of a change in control under the Equity Plan and Section 409A: (i) options would have vested and (ii) RSUs would have vested and been paid out immediately (performance-based RSUs at target). The awards held by the NEOs as of December 31, 2012 are set forth in the Outstanding Equity Awards at 2012 Year-end table on pages 33 and 34.

The table on the next page summarizes the value of the change in control payouts that the NEOs could have received based on (i) in the case of options, the "spread" between the exercise price and the closing price of the Company's common stock on December 31, 2012 and (ii) in the case of RSUs, the target number of shares, multiplied by the closing price of the Company's common stock on December 31, 2012. The table sets forth the hypothetical value that the NEOs could have realized as a result of the accelerated equity awards, based on these assumptions. If there were no change in control, the amounts shown would have vested over time, subject to continued employment and with respect to the RSUs subject to performance-based vesting conditions, except in the case of Ms. Santona, due to the ERRP.

Named executive officer	Stock options (closing price on 12/31/12 minus exercise price) ($)	RSUs (number of shares/target number of shares multiplied by closing price on 12/31/12) ($)	Total ($)
Donald Thompson	$2,082,177	$2,376,377	$4,458,554
Peter J. Bensen	1,360,802	1,662,317	3,023,119
Timothy J. Fenton	1,334,147	1,505,392	2,839,539
Douglas Goare	487,960	718,118	1,206,078
Gloria Santona	685,381	783,569	1,468,950

Potential payments upon termination of employment (other than following a change in control)
McDONALD'S CORPORATION SEVERANCE PLAN (SEVERANCE PLAN)

Under the Severance Plan, Messrs. Bensen, Fenton, Thompson and Goare would receive severance benefits if they were terminated by the Company without "cause," due to a reduction in work force or job elimination; however, the Severance Plan excludes terminations for performance reasons. Ms. Fields became entitled to benefits under the Severance Plan in connection with her separation from service effective December 31, 2012. Mr. Skinner and Ms. Santona are entitled to benefits under the ERRP as described below. Applicable benefits consist of a lump-sum payment with respect to severance pay, based on final salary, and the continuation of medical and dental benefits. Amounts are based on position and length of service. In addition, in a covered termination, each eligible NEO would receive prorated TIP and CPUP payments based on actual performance (and paid at the same time payments are made to other participants), unused sabbatical leave; and outplacement assistance. Payments would be delayed for six months following termination of employment to the extent required under Section 409A.

The value of the benefits that would be payable to the named executive officers, other than Ms. Fields, under the Severance Plan on December 31, 2012, and the benefits to which Ms. Fields is entitled under the Severance Plan in connection with her separation from service, are as set forth below. Pro rata 2012 TIP payments and pro rata 2010-2012 CPUP payments are not included because they would have earned these awards in full under the 2012 TIP and the 2010-2012 CPUP, respectively.

	Salary continuation	Benefit continuation	Other (sabbatical and out-placement)	Total
Donald Thompson	$930,769	$55,248	$181,231	$1,167,248
Peter J. Bensen	440,000	36,908	12,000	488,908
Timothy J. Fenton	750,000	39,551	12,000	801,551
Douglas Goare	546,000	37,399	12,000	595,399
Janice L. Fields	620,900	10,209	12,000	643,109

Benefits under the Executive Retention Replacement Plan
Under the ERRP, Ms. Santona is entitled to certain benefits in connection with a termination of employment for any reason other than death, disability or "cause." In connection with Mr. Skinner's June 30, 2012 retirement pursuant to the ERRP, he received a payment of $10,222,839, as well as secretarial services for two years. In addition, a pro rata portion of his outstanding TIP and CPUP awards, in the amounts of $1,000,000 and $10,611,153, respectively, were paid on March 1, 2013, based on the Company's achievement of the applicable performance goals for the full performance periods. All of Mr. Skinner's outstanding RSUs will vest and will be paid out on the originally scheduled payment dates, subject to the Company's achievement of the applicable performance goals. In addition, all of Mr. Skinner's outstanding options will become exercisable in accordance with their original vesting schedule and remain outstanding for 9.5 years following his retirement (or until the expiration of the option's original term, if sooner). Payments under the ERRP were delayed for six months following the termination of his employment. Receipt of benefits is subject to the execution of an agreement that includes restrictive covenants, including a non-compete agreement and a release of claims.

Under the ERRP, Ms. Santona would be entitled to certain benefits if her employment is terminated for any reason other than death, disability or "cause" or if Ms. Santona retired or resigned for "good reason." If Ms. Santona were to retire, she would receive the benefits described in (i) through (vi) below plus $50,000 in lieu of fringe benefits. A pro rata portion (based on the portion of the performance period prior to her retirement) of any outstanding CPUP award would vest and would be paid at the end of the performance period, based on the Company's achievement of the applicable performance goals. All of Ms. Santona's outstanding RSUs would vest and would be paid out on the originally scheduled payment dates, subject to the Company's achievement of the applicable performance goals. All of Ms. Santona's outstanding stock options would become exercisable in accordance with their original vesting schedule and remain outstanding for 9.5 years following her retirement (or until the expiration of the option's original term, if sooner).

If Ms. Santona were to be terminated without "cause," under the ERRP she would be entitled to receive a cash lump sum equal to the present value of (i) base salary for 18 months; (ii) 35% of final base salary for five years; (iii) prorated TIP, based on actual performance, for the year of termination; (iv) target TIP for 18 months; (v) the equivalent of Company matching contributions under retirement savings plans for 6.5 years, based on full final salary for 18 months and 35% of final salary for five years; and (vi) the estimated value of continued participation in Company health and welfare plans for 6.5 years. In addition, all stock options held by Ms. Santona that would have vested within three years following termination would vest and become exercisable, and all vested stock options would remain outstanding until three years following termination or until the expiration of the option's original term, if sooner. RSUs would vest on a pro rata basis, based on the number of months employed during the vesting period, and would be paid out in accordance with actual performance results achieved during the vesting period. A pro rata portion (based on the portion of the performance period prior to termination) of any outstanding CPUP award would vest and would be paid at the end of the performance period, based on the Company's achievement of the applicable performance goals.

Any payments to Ms. Santona under the ERRP would be delayed for six months following the termination of her employment. Ms. Santona's receipt of benefits under the ERRP is subject to the execution of an agreement that includes a covenant not to compete, a covenant not to solicit employees, a nondisparagement covenant, a nondisclosure covenant and a release of claims.

The value of benefits that would be payable to Ms. Santona under the ERRP on December 31, 2012 are set forth below.

	Lump-sum ERRP payment ($)	Other	Total
Termination without Cause	$ 3,203,837	$ 0	$3,203,837
Retirement	3,203,837	50,000	3,253,837

Effect of termination of employment under Equity Incentive Plans
STOCK OPTIONS

Unvested options are generally forfeited on termination of employment, with vested options remaining outstanding and exercisable for 90 days, except on termination for "cause."

If the executive qualifies for favorable treatment (by satisfying the conditions for retirement or other covered termination and agreeing to the restrictive covenants) the options continue to become exercisable on the originally scheduled dates and remain exercisable for an extended post-termination exercise period, as applicable. If an executive violates a restrictive covenant following termination, the Company may cancel any outstanding options. Further if an executive terminates employment for any reason other than death or disability, all options granted in the last 12 months are immediately forfeited (except for participants in the ERRP).

The table on the next page summarizes the value of the payouts on termination of employment in circumstances that would result in the option awards continuing to become exercisable on their originally scheduled dates and remaining exercisable for an extended post-termination exercise period (i.e., retirement or "special circumstances," which includes termination by the Company without "cause," death or disability), if termination had occurred on December 31, 2012.

The values shown are based on the "spread" between the exercise price and the closing price of the Company's common stock on December 31, 2012. The table sets forth the total hypothetical value that a NEO could have realized as a result of this favorable treatment of awards.

Named executive officer	Type of termination	Stock options (closing price on 12/31/12 minus exercise price) ($)
Donald Thompson	Retirement	2,082,177
	Special circumstances	2,082,177
	Death/disability	2,082,177
Peter J. Bensen	Retirement	0(1)
	Special circumstances	1,219,263
	Death/disability	1,360,802
Timothy J. Fenton	Retirement	1,334,147
	Special circumstances	1,334,147
	Death/disability	1,334,147
Douglas Goare	Retirement	487,960
	Special circumstances	487,960
	Death/disability	487,960
Gloria Santona	Retirement	685,381
	Special circumstances	685,381
	Death/disability	685,381
Janice L. Fields	Retirement	N/A
	Special circumstances	623,720(2)
	Death/disability	N/A

(1) Mr. Bensen is not eligible to receive favorable treatment upon retirement under the Equity Plan.

(2) Based upon the closing price on March 1, 2013, which was Ms. Fields' last day of employment.

RSUs

Unvested RSUs are generally forfeited on termination of employment. In the case of certain termination events (including retirement and termination by the Company without "cause"), executives (and all other employees) are entitled to accelerated vesting of RSUs, prorated based upon the number of months worked during the vesting period. However, RSUs subject to performance-based vesting conditions are not accelerated on termination of employment; instead, any pro rata vesting is subject to the satisfaction of the applicable performance conditions, determined following completion of the performance period. As discussed on page 20, the Company's practice is to grant executives RSUs with performance-based vesting conditions. Further, beginning in 2011, except for participants in the ERRP, if an executive (or any other employee) terminates employment for any reason other than death or disability, all RSUs granted in the last 12 months are immediately forfeited upon termination. As discussed on page 23, in connection with her termination, Ms. Fields will be entitled to vest in all outstanding RSUs, subject to the applicable performance conditions.

Deferred compensation

Following separation from service for any reason, the NEOs would receive distributions from their accounts under the Supplemental Plan and the Excess Plan in accordance with their elected distribution schedules, as described on pages 36 and 37.

PROPOSAL NO. 2.
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

We are asking our shareholders to provide an advisory, nonbinding vote to approve the compensation awarded to our named executive officers for 2012, as described in the "Executive Compensation" section, beginning on page 14, which includes the Compensation Discussion and Analysis, the compensation tables and related material.

As described in the Compensation Discussion and Analysis section, the Compensation Committee oversees our executive compensation program to promote the objectives of the program. These objectives include: to motivate our executives to increase profitability and shareholder returns, to tie pay to performance effectively, and to compete effectively for and retain managerial talent.

We are asking our shareholders to indicate their support for our named executive officer compensation. We believe the information we have provided in this Proxy Statement demonstrates that our executive compensation program was designed appropriately and is working to ensure that management's interests are aligned with our shareholders' interests to support long-term value creation.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and procedures described in this Proxy Statement.

Information about the voting standard for this proposal appears on page 64. While this vote is advisory and not binding, the Board and the Compensation Committee will consider the outcome of the vote, along with other relevant factors, when considering future executive compensation decisions.

The Board of Directors recommends that shareholders vote FOR the approval of the compensation awarded to McDonald's named executive officers for 2012, as disclosed under SEC rules, including the Compensation Discussion and Analysis, the compensation tables and related material included in this Proxy Statement.

Other management proposal

PROPOSAL NO. 3.
ADVISORY VOTE TO APPROVE THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITOR FOR 2013

The Audit Committee is responsible for the appointment of the independent auditor engaged by the Company. The Audit Committee has appointed Ernst & Young LLP as independent auditor for 2013. The Board is asking shareholders to approve this appointment. Ernst & Young LLP audited the Company's financial statements and internal control over financial reporting for 2012. A representative of that firm will attend the Annual Shareholders' Meeting and will have an opportunity to make a statement and answer questions. Information about the voting standard for this proposal appears on page 64.

The Board of Directors recommends that shareholders vote FOR the appointment of Ernst & Young LLP as independent auditor for 2013.

Audit Committee matters

Audit Committee Report

DEAR FELLOW SHAREHOLDERS:
The Audit Committee is composed of five Directors, each of whom meets the independence and other requirements of the New York Stock Exchange. Enrique Hernandez, Jr., Cary D. McMillan, and Roger W. Stone qualify as "audit committee financial experts." The Committee has the responsibilities set out in its charter, which has been adopted by the Board of Directors and is reviewed annually.

Management is primarily responsible for the Company's financial statements, including the Company's internal control over financial reporting. Ernst & Young LLP (Ernst & Young), the Company's independent auditor, is responsible for performing an audit of the Company's annual consolidated financial statements in accordance with generally accepted accounting principles (GAAP) and for issuing a report on those statements. Ernst & Young also reviews the Company's interim financial statements in accordance with applicable auditing standards. The Committee oversees the Company's financial reporting process and internal control structure on behalf of the Board of Directors. The Committee met nine times during 2012, including meeting regularly with Ernst & Young and the internal auditor, both privately and with management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and Ernst & Young the audited and interim financial statements, including Management's Discussion and Analysis, included in the Company's Reports on Form 10-K and Form 10-Q. These reviews included a discussion of:

> critical accounting policies of the Company;

> the reasonableness of significant financial reporting judgments made in connection with the financial statements, including the quality (and not just the acceptability) of the Company's accounting principles;

> the clarity and completeness of financial disclosures;

> the effectiveness of the Company's internal control over financial reporting, including management's and Ernst & Young's reports thereon, the basis for the conclusions expressed in those reports and significant changes made to the Company's internal control over financial reporting during 2012;

> items that could be accounted for using alternative treatments within GAAP, the ramifications thereof and the treatment preferred by Ernst & Young;

> the annual management letter issued by Ernst & Young, management's response thereto and other material written communications between management and Ernst & Young;

> unadjusted audit differences noted by Ernst & Young during its audit of the Company's annual financial statements; and

> the potential effects of regulatory and accounting initiatives on the Company's financial statements.

In connection with its review of the Company's annual consolidated financial statements, the Committee also discussed with Ernst & Young other matters required to be discussed with the auditor under Statement on Auditing Standards No. 61, as modified or supplemented (communication with audit committees), and those addressed by Ernst & Young's written disclosures and its letter provided under the applicable requirements of the Public Company Accounting Oversight Board, as modified or supplemented (independence discussions with audit committees).

The Committee is responsible for the engagement of the independent auditor and appointed Ernst & Young to serve in that capacity during 2012 and 2013. In that connection, the Committee:

> reviewed Ernst & Young's independence from the Company and management, including Ernst & Young's written disclosures described above;

> reviewed periodically the level of fees approved for payment to Ernst & Young and the pre-approved non-audit services it has provided to the Company to ensure their compatibility with Ernst & Young's independence; and

> reviewed Ernst & Young's performance, qualifications and quality control procedures.

Among other matters, the Committee also:

> reviewed the scope of and overall plans for the annual audit and the internal audit program;

> consulted with management and Ernst & Young with respect to the Company's processes for risk assessment and risk management;

> reviewed and approved the Company's policy with regard to the hiring of former employees of the independent auditor;

> reviewed and approved the Company's policy for the pre-approval of audit and permitted non-audit services by the independent auditor;

> received reports pursuant to the Company's policy for the submission and confidential treatment of communications from employees and others about accounting, internal controls and auditing matters;

> reviewed with management the scope and effectiveness of the Company's disclosure controls and procedures, including for purposes of evaluating the accuracy and fair presentation of the Company's financial statements in connection with certifications made by the CEO and CFO;

> reviewed significant legal developments and the Company's processes for monitoring compliance with law and Company policies; and

> reviewed the Company's related person transactions.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

Respectfully submitted,

The Audit Committee

Enrique Hernandez, Jr., Chairman

Walter E. Massey

Cary D. McMillan

Sheila A. Penrose

Roger W. Stone

POLICY FOR PRE-APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

The Audit Committee has a policy for the pre-approval of all audit and permitted non-audit services to be provided to the Company by its independent auditor. The Audit Committee may pre-approve engagements on a case-by-case basis or on a class basis if the relevant services are predictable and recurring.

Pre-approvals for classes of services are granted at the start of each fiscal year and are applicable for the year. In considering these pre-approvals, the Audit Committee reviews a description of the scope of services falling within each class and imposes budgetary estimates that are largely based on historical costs.

Any audit or permitted non-audit service that is not included in an approved class, or for which total fees are expected to exceed the relevant budgetary estimate, must be pre-approved on an individual basis. Pre-approval of any individual engagement may be granted not more than one year before commencement of the relevant service. Pre-approvals of services that may be provided over a period of years must be reconsidered each year.

The Corporate Controller monitors services provided by the independent auditor and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any noncompliance with the pre-approval policy to the Chairman of the Audit Committee.

The policy is available on the Company's website at *www.governance.mcdonalds.com.*

AUDITOR FEES AND SERVICES

The following table presents fees paid for professional services rendered for the audit of the Company's annual financial statements for 2012 and 2011 and fees paid for other services provided by our independent auditor in those years:

(In millions)	*2012*	*2011*
Audit fees *(1)*	$11.3	$11.5
Audit-related fees *(2)*	0.7	0.4
Tax fees *(3)*	1.2	1.1
All other fees *(4)*	0.1	0
Total	$13.3	$13.0

(1) Fees for services associated with the annual audit (including internal control reporting), statutory audits required internationally, reviews of Quarterly Reports on Form 10-Q and accounting consultations.

(2) Fees for employee benefit plan audits and certain attestation services not required by statute or regulation.

(3) Primarily fees for tax compliance in various international markets.

(4) Fees for miscellaneous advisory services.

Shareholder proposals

The text of the shareholder proposals and supporting statements appear exactly as received by the Company unless otherwise noted. All statements contained in the shareholder proposals and supporting statements are the sole responsibility of the respective proponent. The shareholder proposals may contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all of those assertions. The Board recommends a vote against all of the shareholder proposals based on the reasons set forth in the Company's statements in oppositions following each shareholder proposal.

The address of each proponent, as well as the name and address of the co-filer, are available upon request by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

PROPOSAL NO. 4.

ADVISORY VOTE ON A SHAREHOLDER PROPOSAL REQUESTING AN ANNUAL REPORT ON EXECUTIVE COMPENSATION

The Marco Consulting Group Trust I (Trust) advised the Company that it intends to present the following shareholder proposal at the Annual Shareholders' Meeting. The Trust owns 600 shares of the Company's common stock.

Shareholder Proposal

RESOLVED, that shareholders of McDonald's Corporation ("McDonald's" or the "Company") request that the Board's Compensation Committee (the "Committee") report annually to shareholders (omitting confidential information and at a reasonable cost) on the ratio between (a) the total compensation of the Chief Executive Officer for the last fiscal year (as reported in McDonald's most recent proxy statement) and (b) the total compensation (including value of benefits) of the lowest paid full-time worker employed by the Company in the United States for the entirety of that fiscal year. (This ratio is referred to herein as the "Ratio.") If at any time the Securities and Exchange Commission adopts rules implementing section 953(b) of Dodd-Frank, which requires disclosure of the ratio between a company's CEO and the median annual compensation of the company's other employees (the "SEC Pay Ratio"), compliance with this proposal shall be excused.

<u>Supporting Statement</u>

In our view, information about pay disparities involving senior executives is useful to shareholders in making investment and proxy voting decisions. Substantial pay disparities within companies have the potential to damage performance and shareholder value. Studies have shown that large pay disparities between top executives and a company's other employees can reduce morale, increase turnover and lower product quality.

McDonald's has been identified as the third-largest employer of low-wage workers (those making less than $10 per hour) in the US in a recent study by the National Employment Law Project. ("Big Business, Corporate Profits, and the Minimum Wage," at 4 (July 2012) (available at http://www.nelp.org/page/-/rtmw/NELP-Big-Business-Corporate-Profits-Minimum-Wage.pdf?nocdn=1)) That study noted McDonald's strong profit growth over the past several years, as well as the high compensation paid to its CEO. In 2011, McDonald's CEO James Skinner received total compensation of over $8.7 million; in 2010 and 2009 his total compensation was $9.7 million and $17.5 million, respectively. (2012 proxy statement, at 18)

We urge shareholders to vote for this proposal.

The Board's Statement in Opposition

The Board recommends voting AGAINST the advisory proposal requesting an annual report on executive compensation.

The Board has carefully considered the proposal and the Board believes that the proposal is unnecessary in light of the Company's existing disclosure and in view of the Compensation Committee's longstanding focus on structuring compensation to take into account a large number of considerations, including alignment with the Company's long-term business objectives, retention of key talent, competitive positioning, internal pay equity, individual performance, seniority and tenure and overall cost to the Company.

As an initial matter, the Board does not believe that the report requested by the proposal would provide additional meaningful information concerning the Company's compensation practices, particularly given the robust compensation disclosure already provided by the Company in its annual proxy statement. Pursuant to SEC rules, the Company describes in detail the material aspects of its executive compensation practices, as seen on pages 14 through 26 of this Proxy Statement. This disclosure not only discusses the Company's overall compensation philosophy and focus on pay for performance, but also details the process by which compensation decisions are made, the key elements of executive compensation, the factors and objectives considered by the Compensation Committee in making compensation decisions and the best practices followed by the Compensation Committee in overseeing executive compensation. Further, the compensation tables contained on pages 27 through 41 of this Proxy Statement outline in further detail the specific amounts of compensation paid or earned by certain of the Company's executive officers, including the CEO. It is doubtful that the requested disclosure of the ratio between the total compensation of the CEO and the lowest paid full-time employee would provide additional information that would be meaningful to shareholders.

Moreover, the Company provides its shareholders the right to vote, at each annual meeting of shareholders, on an advisory resolution to approve the executive compensation disclosed in the Company's proxy statement. At both the 2011 and 2012 Annual Meetings, this resolution received approximately 95% support from shareholders voting on the proposal. Accordingly, not only does the Company provide shareholders with an annual opportunity to provide feedback on compensation practices, the Company's shareholders have overwhelmingly approved these practices. The Board believes that the report requested by the proposal would be of little value to shareholders and would not enhance shareholders' ability to express any concerns about the Company's compensation practices.

The Board believes that its existing compensation disclosures and the annual advisory vote on the Company's executive compensation program provide both the information necessary for shareholders to assess whether our compensation practices are appropriate and the means for shareholders to express concerns about those practices. In contrast, the report requested by the proposal would provide an extremely narrow, incomplete and ineffective forum for shareholders to express their views on the Company's executive compensation practices. As a result, the Board believes that the report requested by the proposal is unnecessary.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

ADVISORY VOTE ON A SHAREHOLDER PROPOSAL REQUESTING AN EXECUTIVE STOCK RETENTION POLICY

John Chevedden advised the Company that he intends to present the following shareholder proposal at the Annual Shareholders' Meeting. Mr. Chevedden owns 60 shares of the Company's common stock.

Shareholder Proposal

Proposal 5–Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "High Concern" regarding director qualifications and "High Concern" regarding Executive Pay–$13 million for former CEO James Skinner. We even paid for Mr. Skinner's corporate jet travel to his part-time job. This was under the leadership of Robert Eckert, former Mattel CEO, who chaired our executive pay committee. Miles White was another CEO on our executive pay committee. CEOs are not known for moderation in executive pay.

Our highest paid executives continued to receive stock options that simply vest over time without job performance requirements. Equity pay should have job performance requirements to align with shareholder interests. Also, our highest paid executives could be given long-term cash incentive pay, which did nothing to link job performance with long-term shareholder value.

Three directors were age 74 to 82–succession-planning concern. Perhaps it was not a surprise that Andrew McKenna, at age 82, chaired our director nomination committee. Two directors worked together on the Aon Corporation board. Intra-board relationships can compromise a director's independence. Five directors had 13 to 23 years long-tenure. Director independence erodes after 10-years. GMI said long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock–Proposal 5

The Board's Statement in Opposition

The Board recommends voting AGAINST the advisory proposal requesting the adoption of a policy requiring senior executives to retain a significant percentage of stock they receive under our equity compensation program until they reach retirement age.

The Board has carefully considered the proposal and for the reasons set forth below, believes that it is unnecessary in light of the Company's existing stock ownership guidelines, anti-hedging policy and equity compensation practices. In addition, the Board is concerned that adoption of an inflexible policy requiring that our executives retain 25% of net after-tax shares until reaching retirement age as requested by the proposal would put the Company at a competitive disadvantage in attracting and retaining the highest caliber of executive talent.

As discussed in the Compensation Discussion and Analysis section (CD&A) of this Proxy Statement beginning on page 14, our senior management is already subject to significant stock ownership guidelines. These guidelines are designed to closely align the interests of our senior management with those of our shareholders, and were developed based upon a review of competitive considerations. Under the guidelines, each member of executive management must own shares of the Company's common stock equal to anywhere from four to six times his or her annual base salary, depending on seniority. Each executive has five years from the time that he or she becomes subject to the policy to satisfy the ownership requirements. The Compensation Committee reviews compliance with these guidelines annually. Failure to meet or, in unique circumstances, to show sustained progress toward meeting the ownership requirements may result in a reduction in future long-term incentive equity grants, and/or payment of future annual and/or long-term cash incentive payouts in the form of stock. Currently, all of the Company's executives have fully satisfied or are on track to meet these ownership requirements.

In addition, the Company has a policy that prohibits the Company's executives from hedging their Company stock through engaging in short sales or transacting in put or call options with respect to Company stock. This policy also prohibits executives from holding Company stock in margin accounts or otherwise pledging stock unless prior approval has been obtained. We believe this policy assures that executives have a significant economic stake in the performance of the Company's stock and further focuses them on the creation of long-term shareholder value.

Further, as shown on page 15 of the CD&A, 45% of our CEO's 2012 total direct compensation was in the form of stock-based awards. These awards are made in the form of stock options and performance-based restricted stock units, providing a balance between incentives based on stock price appreciation and, in the case of performance-based restricted stock units, other Company financial objectives (such as earnings per share growth). The Company's practice of structuring a significant portion of executive compensation in the form of long-term equity not only provides a retention tool, but also ties executives' potential compensation to metrics that are designed to result in enhanced value for shareholders.

Finally, the Board opposes this proposal because we believe that adopting the policy as requested could limit the Company's ability to attract and retain executive talent, putting the Company at a competitive disadvantage versus its peers. We believe that beyond the significant stock ownership guidelines discussed above, individuals should be free to determine the mix of assets that best suits their personal needs and circumstances.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

PROPOSAL NO. 6.
ADVISORY VOTE ON A SHAREHOLDER PROPOSAL REQUESTING A HUMAN RIGHTS REPORT

The American Federation of State, County and Municipal Employees Pension Plan (Plan) advised the Company that it intends to present the following shareholder proposal at the Annual Shareholders' Meeting. The Plan owns 7,538 shares of the Company's common stock. There was one co-filer for this proposal.

Shareholder Proposal

RESOLVED, that shareholders of McDonald's Corporation ("McDonald's") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on McDonald's process for identifying and analyzing potential and actual human rights risks of McDonald's operations (including restaurants owned and operated by franchisees) and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment

- Frequency of assessment

- Methodology used to track and measure performance

- Nature and extent of consultation with relevant stakeholders in connection with the assessment

- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on McDonald's website no later than October 31, 2013.

<u>Supporting Statement</u>

As long-term shareholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect shareholder value.

McDonald's, like many other companies, has adopted a company code of conduct addressing human rights issues and a separate human rights code that applies to its suppliers. (See http://www.aboutmcdonalds.com/ content/dam/AboutMcDonalds/Sustainability/Sustainability%20Library/code_of_conduct_for_suppliers.pdf) Although McDonald's Standards of Business Conduct are not binding on its franchisees, franchisees are urged to develop policies and procedures consistent with the company's Standards. (http://www.aboutmcdonalds.com/ content/dam/AboutMcDonalds/Investors/Standards_of_conduct/9497_SBC_International_EN-US%20final% 20 August%202012.pdf) However, adoption of principles is only the first step in effectively managing human rights risks. Companies must assess risks to shareholder value of human rights practices in their operations and supply chains to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence...assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ ruggie-guiding-principles-21-mar-2011.pdf)

McDonald's business exposes it to significant human rights risks. As of year end 2011, McDonald's restaurants are located in 119 countries, including China and Russia. (10K for year ended December 31, 2011. At 10, 15) The company's supply chain is complex and global. The company acknowledges that "boycotts or protests, labor strikes and supply chain interruptions" could adversely affect the company's ability to execute on its strategic plan (Id., at 4)

McDonald's has also been involved in human rights controversies. For example, McDonald's came under fire in 2000 when press reports indicated that underage workers were manufacturing toys used in McDonald's Happy Meals. (http://www.foodservicecentral.com/doc.mvc/McDonalds-toy-supplier-accused-of-hiring-unde-0001) More recently, protests have focused on working conditions and freedom of association at New York City McDonald's restaurants. (http://www.nytimes.com/2012/11/30/nyregion/fast-food-workers-in-new-york-city-rally-for-higher-wages.html)

We urge shareholders to vote for this proposal.

The Board's Statement in Opposition

The Board recommends voting AGAINST the advisory proposal requesting a human rights report.

The Board has carefully considered the proposal and, for the reasons described below, believes that the report is unnecessary in light of the Company's demonstrated commitment to human rights, including an expectation that McDonald's independent owner-operators and suppliers do the same. We further believe that the proposal represents the potential for a diversion of resources with no corresponding benefit to the Company, our customers or our shareholders.

McDonald's supports fundamental human rights for all people. We uphold and respect the rights set out in the United Nations Universal Declaration of Human Rights and, as stated in the McDonald's Supplier Code of Conduct ("Supplier Code"), we expect our suppliers to do the same. The Supplier Code also addresses employment practices, anti-discrimination and fair treatment, freedom of association, underage labor, wages and benefits and the work-place environment, among other things. The Supplier Code is the foundation of our Supplier Workplace Accountability Program, which promotes a unified set of global workplace standards for workers in the McDonald's supply chain, and requires regular supplier self-assessments and reporting in this regard. In 2012, 100% of McDonald's food, packaging, equipment development and marketing suppliers signed the Supplier Code. Our efforts and progress in this area are described in detail on our website at **http://www.aboutmcdonalds.com/mcd/ sustainability/library/policies_programs/sustainable_supply_chain/supplier_workplace_accountability.html.**

McDonald's has always endeavored to conduct business responsibly and ethically. Our Core Values are the basis for how we do business, and we believe that creating an atmosphere where Company employees, suppliers and independent owner-operators understand and embrace these Values is essential to our continued success. One of the Values—We are committed to our people—endorses our belief that a team of well-trained individuals with diverse backgrounds and experiences, working together in an environment that fosters respect and drives high levels of engagement, is vitally important.

Our Core Values are embodied in the Company's Standards of Business Conduct ("Standards"). Among other things, the Standards specifically address our commitment to human rights, stating, in part, that "each of our employees throughout the world deserves to be treated with fairness, respect and dignity. We will not employ underage children or forced laborers. We prohibit physical punishment or abuse. We respect the right of employees to associate or not to associate with any group..." The Standards also provide a variety of resources for employees to report concerns or suspected violations. Over 99% of our global staff employees certify each year to their understanding and compliance with the Standards. The Standards are posted on the Company's website at **http://www.aboutmcdonalds.com/mcd/investors/corporate_governance/codes_of_conduct/standards_of_business_conduct.html.**

McDonald's employees around the world are regularly given the opportunity to provide feedback to their management regarding their employment through, among other things, commitment surveys. Results are discussed with management and employees, and where appropriate, action plans are implemented to address matters raised in the surveys. Special attention is given to the employee experience at the restaurant level. McDonald's Restaurant People Strategy is designed to offer a compelling employment value proposition by providing benefits, training and opportunities that address the needs of today's McDonald's restaurant workforce. Our efforts and progress in this area are described in detail on the Company's website at **http://www.aboutmcdonalds.com/mcd/sustainability/our_focus_areas/employee_experience.html.**
(The reports referenced in this Statement in Opposition are not considered part of this Proxy Statement.)

While McDonald's Values, Standards of Business Conduct and Restaurant People Strategy apply only to corporate and subsidiary employees (including employees of Company-operated restaurants), we expect our independent owner-operators to be aware of them, to develop their own policies and procedures that are consistent with the spirit of these policies, and to treat their employees similarly. We also continually share best practices in this area with our owner-operators.

In light of McDonald's unwavering commitment to human rights and ongoing reporting in this regard, we believe the additional reporting requested by the proposal is unnecessary. As stated above, we further believe that the proposal represents the potential for a diversion of resources with no corresponding benefit to the Company, our customers or our shareholders.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

PROPOSAL NO. 7.
ADVISORY VOTE ON A SHAREHOLDER PROPOSAL REQUESTING A NUTRITION REPORT

John Harrington advised the Company that he intends to present the following shareholder proposal at the Annual Shareholders' Meeting. Mr. Harrington owns 100 shares of the Company's common stock.

Shareholder Proposal

Evaluating Our Company's Responses and Financial Risks
Regarding the Childhood Obesity Issue

Whereas, the contribution of the fast food industry to the global epidemic of childhood obesity has become a major public issue:

- The Centers for Disease Control reports that 1 in 3 US children born in the year 2000 will develop diabetes as a result of diet.

- Childhood obesity greatly increases the risk of diabetes, hypertension, heart disease, cancers, asthma, arthritis, reproductive complications and premature death.

- A study from the Institute of Medicine of the National Academies (IOM) concluded that fast food marketing influences children's food preferences, diets and health.

- A 2012 study by the IOM found childhood obesity alone is responsible for $14.1 billion in annual US direct medical costs.

- In 2011, the American Academy of Pediatrics released a policy statement calling for a total ban on child targeted television and interactive digital junk food advertising as a response to concerns regarding childhood obesity.

Growing public concerns have spurred actions to eliminate or restrict the "fast food environment":

- In 2009, the IOM recommended that local governments take actions such as adopting zoning policies that restrict fast food near schools and limiting the density of fast food restaurants in residential communities.

- In December 2011, San Francisco implemented an ordinance prohibiting toys with children's meals failing basic nutritional standards.

- In January 2011, the USDA released 2010 Dietary Guidelines, recommending limiting the "fast food environment" as key to healthy eating.

- In November 2012, Truman Medical Center, in Kansas City, ended its contract with our company, citing increasing focus on health and wellness. Truman becomes the fourth hospital to take this action, joining Lurie Children's Hospital (formerly Chicago Memorial Hospital), Children's Hospital of Philadelphia, Vanderbilt Medical Center, and Parkland Health & Hospital System.

- In September 2012, New York City Board of Health capped the sale of sugary beverages over 16 ounces, affecting our company's operations.

- In May 2012, the Center for Disease Control hosted the national Weight of the Nation conference, promoting policy actions to address childhood obesity.

In October 2012, our company recorded its first monthly loss in global comparable sales in nearly a decade. The 2012 report "Nutrition Journey" described McDonald's efforts to improve nutritional choices and dialogue with stakeholders, but did not assess whether those efforts suffice to prevent material impacts on the company due to shifting demand from concerns and initiatives regarding childhood obesity.

Resolved:

Shareholders request that the Board of Directors issue a report, including a risk evaluation, at reasonable expense and excluding proprietary information, by November 1, 2013, assessing whether the scope, scale and pace of the company's nutritional initiatives are sufficient to prevent material impacts on the company's finances and operations due to public concerns about childhood obesity and public and private initiatives to eliminate or restrict the fast food environment.

The Board's Statement in Opposition

The Board recommends voting AGAINST the advisory proposal requesting a nutrition report.

The Board has carefully considered the proposal and, in light of McDonald's extensive efforts to address children's nutrition and well-being matters, as well as our public and transparent reporting on these matters, we believe that the report requested by the proposal is unnecessary and redundant. The Company also provides fulsome public disclosure assessing potential impact on our finances and operations of public concerns about health and evolving public policy, including a discussion of the Company's risk factors in relevant filings with the Securities and Exchange Commission. We further believe that the proposal represents the potential for a diversion of resources with no corresponding benefit to the Company, our customers or our shareholders. We also note that similar proposals presented to shareholders in 2011 and 2012 received only 5.6% and 6.4% of shares voted in support, respectively.

We acknowledge the importance of children's nutrition and well-being and have taken numerous steps to enhance our Company's profile, including the issuance of several public reports. While these are global issues that require actions that go well beyond what our Company or any other provider of prepared foods can take on its own, we recognize our role in the process and are committed to being part of the effort to address the relevant issues underlying these concerns. We offer a variety of food choices to our customers; provide nutrition information about our menu items in a variety of accessible ways so that families can make informed decisions; communicate with children in a responsible manner through age appropriate marketing and promotional activities; and encourage children and families to live balanced, active lifestyles.

We are not only mindful of the ongoing focus on children's nutrition, we are an active participant in those efforts and discussions. Recent activities include:

- The launch of an online forum through which members provide feedback and engage in dialogue with the Company concerning issues regarding nutrition and well-being;

- Establishment of the Global Parents' Table to provide us with valuable feedback concerning specific business actions and brand efforts concerning menu development, restaurant design and children's well-being; and

- Continuing work with the Global Advisory Council, comprised of leading third party experts in the diverse areas of consumer well-being, including nutrition, physical activity, behavioral science and medicine. This group helps guide our efforts related to well-being, with a particular focus on children and families.

In addition to our efforts to participate in and help inform the overall discussion, the Company has publicly reported on these matters in a thorough and transparent way. Among other things, since 2004, McDonald's global sustainability reports have clearly demonstrated our commitment to address nutrition and well-being matters in markets around the world. Those reports can be found on our website at **http://www.aboutmcdonalds.com/mcd/sustainability/library.html.**

Many individual McDonald's markets also report on nutrition and well-being initiatives important in their areas of the world. For example, in September 2012, the Company's U.S. subsidiary, McDonald's USA, announced that all U.S. McDonald's restaurants would begin to list calorie information on dining room and drive-thru menus to further inform and help customers make nutrition-minded choices. Also in 2012, McDonald's USA published its first-ever nutrition progress report, the McDonald's USA Nutrition Journey (the "Nutrition Journey"), which highlights progress towards nutrition goals, which were first announced in 2011, include the following:

- Champion children's well-being;

- Expand and improve nutritionally-balanced menu choices; and

- Increase customer and employee access to nutrition information and education.

Among other things, the Nutrition Journey describes efforts in these areas, including:

- The new Happy Meal, launched in March 2012, automatically includes apple slices, smaller-sized French fries and a beverage option that includes fat-free chocolate milk, a 1% low-fat white milk, apple juice or a soft drink;

- Advertising is designed to promote Happy Meals that meet the nutritional criteria in the Children's Food and Beverage Advertising Initiative Food Pledge standards;

- Sodium across the U.S. menu of food choices has been reduced 11.3% since early 2011, with plans for further sodium reductions by 2015;

- A U.S. task force is in place to develop a plan to reduce added sugars, saturated fat and calories in menu items by 2020; and

- Engagement with local community nutrition awareness groups in the New York and Philadelphia areas to help promote nutritious eating habits and physical activity.

The Nutrition Journey and other information on McDonald's USA efforts in this area may be found at **http://www.mcdonalds.com/us/en/food/food_quality/nutrition_choices.html.**
(The reports referenced in this Statement in Opposition are not considered part of this Proxy Statement.)

For all of these reasons, we continue to believe that the report requested in the proposal is unnecessary and redundant, and has the potential for a diversion of resources with no corresponding benefit to the Company, our customers or our shareholders.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

Board and governance matters

Since 2004, our Board has been led by an independent Chairman, Andrew McKenna. This structure has worked well to assure constructive engagement among the Board and the Chief Executive Officer, and effective oversight of management. In addition, this structure allows the CEO to focus on the Company's business, while the Chairman can focus on corporate governance matters, as well as leadership development and succession planning.

DIRECTOR SELECTION PROCESS

The Company has a policy for the consideration of Director candidates under which the Governance Committee establishes criteria for nominees, screens candidates and evaluates the qualifications of persons nominated or recommended by shareholders. The Governance Committee recommends Director nominees for approval by the Board. The Governance Committee considers candidates suggested by other Directors, senior management and shareholders. The Committee may, at the Company's expense, retain search firms and other advisors to assist it.

The Governance Committee reviews the size and structure of the Board and considers Director tenure, skills and experience in determining the slate of nominees and as part of Director succession planning. All candidates are evaluated on the basis of qualifications. The Governance Committee seeks Directors with records of achievement in their chosen fields and experience relevant to the Company's scope, strategy and operations. Director candidates also are expected to possess certain qualities, such as integrity, independence of mind, analytical skills, a commitment to serve the interests of all shareholders, and a willingness to challenge management in a constructive and collegial environment, as well as the ability to exercise good judgment and provide practical insights and diverse perspectives. Candidates also are evaluated in light of Board policies, such as those relating to Director independence and service on other boards.

Candidates with appropriate qualifications are interviewed in person, typically by the Chairman, the Chief Executive Officer, a majority of the members of the Governance Committee and other available Directors. The Governance Committee also periodically evaluates all Directors in light of the above considerations and their contributions to the Board.

Shareholders who wish to suggest candidates for nomination by the Board or who wish to directly nominate Director candidates for election at the Company's 2014 Annual Shareholders' Meeting should follow the procedures described in the section on Consideration of Director Nominations for the 2014 Annual Shareholders' Meeting, appearing on page 62.

BOARD DIVERSITY

In selecting Director candidates, the Governance Committee and the Board take diversity into account, seeking to ensure a representation of varied perspectives and experience, although the Company's nomination policy does not prescribe specific standards for diversity. Currently, over 50% of the Board is composed of women or individuals who are minorities.

SUCCESSION PLANNING

The Board regularly reviews short and long-term succession plans for the Chief Executive Officer and for other senior management positions. In assessing possible CEO candidates, the independent Directors identify the skills, experience and attributes they believe are required to be an effective CEO in light of the Company's global business strategies, opportunities and challenges.

The Board also considers its own succession. In doing so, the Governance Committee and Board take into account, among other things, the needs of the Board and the Company in light of the overall composition of the Board with a view to achieving a balance of the skills, experience and attributes that would be beneficial to the Board's oversight role.

DIRECTOR INDEPENDENCE

Our Corporate Governance Principles require that all Directors except management Directors be independent under applicable law and listing standards, as well as under the Board's Standards on Director Independence. The Board considers relationships involving Directors and their immediate family members and relies on information derived from Company records, questionnaires and other inquiries.

The relationships reviewed by the Board in its most recent determination involved commercial relationships with companies:

> at which Board members then served as officers (including Inter-Con Security Systems, Inc. and NIKE, Inc.);

> in which Board members or their immediate family members then held an aggregate 10% or more direct or indirect interest (including Schwarz Supply Source and Inter-Con Security Systems, Inc.); and

> at which Board members then served as outside Directors (including Aon Corporation, Chevron Corporation, ConAgra Foods, Inc., Discover Financial Services, Exelon Corporation, Jones Lang LaSalle Incorporated, Kraft Foods Group, Inc., Mattel, Inc., The Walt Disney Company and Wells Fargo & Company).

These relationships involved McDonald's purchases of products and services in the ordinary course of business that were made on arm's-length terms in amounts and under other circumstances that did not affect the relevant Directors' independence.

The Board also reviewed Company donations to not-for-profit organizations with which Board members or their immediate family members were affiliated by membership or service as directors or trustees.

Based on its review, the Board determined that none of its non-management Directors has a material relationship with the Company and that all of them are independent. Currently, our non-management Directors are Susan E. Arnold, Robert A. Eckert, Enrique Hernandez, Jr., Jeanne P. Jackson, Richard H. Lenny, Walter E. Massey, Andrew J. McKenna, Cary D. McMillan, Sheila A. Penrose, John W. Rogers, Jr., Roger W. Stone and Miles D. White.

BOARD COMMITTEES

Our Corporate Governance Principles provide for six standing committees: Audit, Compensation, Governance, Sustainability and Corporate Responsibility, Finance and Executive. Committee charters are available on the Company's website at *www.governance.mcdonalds.com.*

Committee	Current members	Primary responsibilities	Number of 2012 meetings
Audit	Enrique Hernandez, Jr. *(Chairman)* Walter E. Massey Cary D. McMillan Sheila A. Penrose Roger W. Stone	• Oversees financial reporting, accounting, control and compliance matters. • Appoints and evaluates the independent auditor. • Reviews with the internal and independent auditors the scope and results of their audits and the adequacy and effectiveness of internal controls. • Reviews material financial disclosures. • Pre-approves all audit and permitted non-audit services. • Annually reviews the Company's compliance programs and receives regular updates about compliance matters. • Annually reviews the Company's disclosure controls and procedures. • Reviews and makes recommendations to the Board about related person transactions.	9

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Committee	Current members	Primary responsibilities	Number of 2012 meetings
Compensation	Robert A. Eckert *(Chairman)* Susan E. Arnold Richard H. Lenny John W. Rogers, Jr. Miles D. White	• Approves the CEO's compensation based upon an evaluation of his performance by the independent Directors. • Reviews and approves senior management's compensation and approves compensation guidelines for all other officers. • Administers incentive and equity compensation plans and, in consultation with senior management, approves compensation policies. • Reviews executive compensation disclosure.	7
Governance	Andrew J. McKenna *(Chairman)* Robert A. Eckert Enrique Hernandez, Jr. Jeanne P. Jackson Roger W. Stone Miles D. White	• Monitors the Board's structure and operations. • Sets criteria for Board membership. • Searches for and screens candidates to fill Board vacancies and recommends candidates for election. • Evaluates Director and Board performance and assesses Board composition and size. • Recommends to the Board non-management Director compensation. • Evaluates the Company's corporate governance process. • Recommends to the Board whether to accept the resignation of incumbent Directors who fail to be re-elected in uncontested elections.	6
Sustainability and Corporate Responsibility	Walter E. Massey *(Chairman)* Susan E. Arnold Richard H. Lenny Sheila A. Penrose John W. Rogers, Jr.	• Advises management about the Company's global sustainability strategies and reporting. • Reviews social and other trends that may impact the Company's business activities and performance. • Reviews the Company's diversity activities, corporate political contributions and philanthropy efforts. • Considers shareholder proposals about the Company's sustainability practices.	4

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Committee	Current members	Primary responsibilities	Number of 2012 meetings
Finance	Jeanne P. Jackson *(Chair)* Richard H. Lenny Cary D. McMillan Roger W. Stone Miles D. White	• Reviews the Company's dividend policy and share repurchase program in light of the Company's strategy and performance. • Oversees the Company's Treasury activities, including reviewing and approving principal financial policies, such as those with respect to derivatives. • Annually reviews the Company's banking arrangements.	2
Executive	Donald Thompson *(Chairman)* Robert A. Eckert Enrique Hernandez, Jr. Andrew J. McKenna	• May exercise most Board powers during the periods between Board meetings.	1

BOARD AND COMMITTEE MEETINGS

Directors are expected to attend the Annual Shareholders' Meeting and all Board meetings and meetings of the Committees on which they serve. Our Board met eight times during 2012. At each regularly scheduled Board meeting, our independent Directors met in executive session. Each Director attended no fewer than 90% of the total number of meetings of the Board and relevant Committees while the Director was a member. All Directors, except one, attended the 2012 Annual Shareholders' Meeting.

BOARD AND COMMITTEE EVALUATIONS

The Governance Committee annually evaluates the performance of the Board of Directors. Directors are evaluated periodically, but no less often than each time they are slated for re-election. In addition, each of the Audit, Compensation, Governance and Sustainability and Corporate Responsibility Committees annually conducts self-evaluations and the Finance Committee conducts such evaluations at least every two years. Results of these evaluations are discussed at Committee meetings and with the full Board.

RISK OVERSIGHT

The Board is actively engaged in overseeing and reviewing the Company's strategic direction and objectives, taking into account (among other considerations) the Company's risk profile and exposures. The Board conducts an annual in-depth review of the business, which includes consideration of certain risk exposures. In addition, the Board receives regular updates on risk exposures.

Although the Board as a whole has responsibility for risk oversight, including CEO succession planning, the Board's Committees also oversee the Company's risk profile and exposures relating to matters within the scope of their authority and report to the Board about their deliberations. The Audit Committee considers audit, accounting and compliance risk, and it receives reports from the head of internal audit, the head of corporate tax, the General Counsel, the Chief Compliance Officer and the Chief Information Officer. The Audit Committee annually reviews the Company's policies with respect to financial risk assessment and financial risk management. The Audit Committee is also responsible for discussing audit, accounting and compliance risk exposures with management, internal audit and Ernst & Young, and for taking steps to monitor and control such exposures, and for evaluating management's process to assess and manage enterprise risk issues. The Compensation Committee considers the level of risk posed by our compensation programs, including incentive compensation programs. The Governance Committee monitors potential risks to the effectiveness of the Board, notably Director succession and Board composition. The Sustainability and Corporate Responsibility Committee reviews risks to the business and the Company's brand reputation that may result from trends in sustainability issues, such as supply chain practices, employment practices and environmental matters. The Finance Committee monitors the Company's risk profile through its review of our worldwide insurance program and other material financial matters.

CODE OF CONDUCT FOR THE BOARD OF DIRECTORS

Each year, Directors confirm that they have read, and will comply with, the Code of Conduct for the Board of Directors.

DIRECTOR COMPENSATION

The Governance Committee recommends to the Board the form and amount of compensation for non-management Directors. Only non-management Directors are paid for their service on the Board. In 2012, this compensation structure was as follows: (i) an annual cash retainer of $100,000; (ii) an annual retainer fee of $25,000 for each Director serving as Chair of the Audit, Compensation or Governance Committees and an annual retainer fee of $15,000 for each Director serving as Chair of other Board Committees; and (iii) common stock equivalent units with a $140,000 value granted annually to each Director serving for the entire calendar year, under the Directors' Deferred Compensation Plan. Directors serving for a portion of the year receive prorated grants of common stock equivalent units.

The Company reimburses non-management Directors for expenses incurred in attending Board, Committee, shareholder and other McDonald's business meetings. On limited occasions, the Company may permit Directors to be joined by their spouses and reimburses the spouses' travel expenses. The Company also reimburses expenses for Director continuing education.

The following table summarizes the compensation received by each non-management Director in 2012:

Name (a)	*Fees earned or paid in cash (1) ($)(b)*	*Stock awards (2)(3) ($)(c)*	*All other compensation (4) ($)(g)*	*Total ($)(h)*
Susan E. Arnold	$100,000	$140,000	$10,050	$ 250,050
Robert A. Eckert	125,000	140,000	10,050	275,050
Enrique Hernandez, Jr.	125,000	140,000	10,050	275,050
Jeanne P. Jackson	115,000	140,000	10,050	265,050
Richard H. Lenny	100,000	140,000	10,050	250,050
Walter E. Massey	115,000	140,000	10,050	265,050
Andrew J. McKenna *(5)*	125,000	900,383	10,050	1,035,433
Cary D. McMillan	100,000	140,000	10,050	250,050
Sheila A. Penrose	100,000	140,000	10,050	250,050
John W. Rogers, Jr.	100,000	140,000	10,050	250,050
Roger W. Stone	100,000	140,000	10,050	250,050
Miles D. White	100,000	140,000	10,050	250,050

(1) Non-management Directors may defer all or a portion of their retainer(s) in the form of common stock equivalent units under our Directors' Deferred Compensation Plan. Such deferrals, as well as the annual grant of common stock equivalent units described in footnote 2 below, are credited to an account that is periodically adjusted to reflect the gains, losses and dividends associated with a notional investment in our common stock. Common stock equivalent units so credited are based on a per-share price equal to the closing price of our common stock on the date of credit. Amounts credited are paid in a single lump-sum cash payment after retirement from the Board or death, or on the date specified by the Director with respect to their deferred retainer(s). If the Director has made a valid prior written election, all or a portion of the credited amount may be paid in equal annual installments over up to 15 years beginning after retirement from the Board.

(2) Represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718) of (i) common stock equivalent units granted under the Directors' Deferred Compensation Plan on December 31, 2012 to each non-management Director who served on the Board during 2012; and (ii) in the case of Director McKenna, a special grant of 9,474 restricted stock units (RSUs) on June 14, 2012, awarded in recognition of his service as non-executive Chairman of the Board, as described in footnote 5 on page 58.

(3) Outstanding stock awards held by each non-management Director as of December 31, 2012 are set forth below. Stock awards include common stock equivalent units under the Directors' Deferred Compensation Plan and, in the case of Director McKenna, both common stock equivalent units and RSUs.

Name	Outstanding stock awards as of December 31, 2012
Susan E. Arnold	8,674
Robert A. Eckert	39,599
Enrique Hernandez, Jr.	58,788
Jeanne P. Jackson	46,684
Richard H. Lenny	20,851
Walter E. Massey	28,862
Andrew J. McKenna	211,546
Cary D. McMillan	27,795
Sheila A. Penrose	14,514
John W. Rogers, Jr.	35,799
Roger W. Stone	96,185
Miles D. White	5,878

Outstanding options held by each non-management Director as of December 31, 2012 are set forth below. The Company has not granted options to non-management Directors since May 20, 2004.

Name	Outstanding stock options as of December 31, 2012
Susan E. Arnold	–
Robert A. Eckert	15,000
Enrique Hernandez, Jr.	–
Jeanne P. Jackson	–
Richard H. Lenny	–
Walter E. Massey	–
Andrew J. McKenna	–
Cary D. McMillan	–
Sheila A. Penrose	–
John W. Rogers, Jr.	15,000
Roger W. Stone	–
Miles D. White	–

(4) Represents Company matching gifts of charitable contributions to tax-exempt organizations for participating non-management Directors. This program matches up to $10,000 of charitable contributions made to certain types of tax-exempt organizations. In 2012, total matching contributions were $120,000. Also represents a $50 McDonald's gift card that each non-management Director received in 2012.

(5) The amount reported in the "Stock awards" column represents the sum of (i) the $140,000 credit to Director McKenna's account under the Directors' Deferred Compensation Plan on December 31, 2012; and (ii) the aggregate grant date fair value of $760,383 computed in accordance with FASB ASC Topic 718 relating to the special award of 9,474 RSUs described above. These will be paid out on the later of one year from the date of grant or his retirement date.

Stock ownership

STOCK OWNERSHIP GUIDELINES

The Company imposes stock ownership guidelines for Directors and senior officers. These guidelines are available on the Company's website at *www.governance.mcdonalds.com,* and the guidelines for senior officers are discussed in the Compensation Discussion and Analysis section, beginning on page 25.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows all beneficial owners of more than five percent of the Company's common stock outstanding as of December 31, 2012:

Name and address of beneficial owner	*Amount and nature of beneficial ownership*	*Percent of class (4)*
BlackRock, Inc. *(1)* 40 East 52nd Street New York, NY 10022	65,554,280	6.53%
State Street Corporation *(2)* State Street Financial Center One Lincoln Street Boston, MA 02111	50,534,654	5.00%
The Vanguard Group, Inc. *(3)* 100 Vanguard Blvd. Malvern, PA 19355	51,026,166	5.08%

(1) Reflects shares deemed to be beneficially owned by BlackRock, Inc. (BlackRock), directly or through its subsidiaries, as of December 31, 2012, according to a statement on Schedule 13G/A filed with the SEC on February 5, 2013, which indicates that BlackRock, a parent holding company, has sole voting power and sole dispositive power with respect to all of the shares. The Schedule 13G/A certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(2) Reflects shares deemed to be beneficially owned by State Street Corporation (State Street), directly or through its subsidiaries, as of December 31, 2012, according to a statement on Schedule 13G filed with the SEC on February 12, 2013, which indicates that State Street, a parent holding company, has shared voting power and shared dispositive power with respect to all of the shares. The Schedule 13G certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(3) Reflects shares deemed to be beneficially owned by The Vanguard Group, Inc. (Vanguard), directly or through its subsidiaries, as of December 31, 2012, according to a statement on Schedule 13G filed with the SEC on February 13, 2013, which indicates that Vanguard, an investment adviser, has sole voting power with respect to 1,765,288 of the shares, sole dispositive power with respect to 49,284,749 of the shares and shared dispositive power with respect to 1,741,417 of the shares. The Schedule 13G certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(4) Based on the number of outstanding shares of common stock on December 31, 2012.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the ownership of the common stock and common stock equivalent units for the named individuals and the group as of March 1, 2013, except as noted below. Directors and executive officers as a group owned (directly, indirectly and through benefit plans) less than 1.0% of the Company's common stock:

Name	*Common stock (1)(2)(3)(4)(5)*	*Stock equivalents (6)*	*Total*
Susan E. Arnold	–	8,674	8,674
Peter J. Bensen	196,008	21,390	217,398
Robert A. Eckert	25,000	39,599	64,599
Timothy J. Fenton	203,634	20,629	224,263
Douglas M. Goare	79,674	5,236	84,910
Enrique Hernandez, Jr.	2,000	58,788	60,788
Jeanne P. Jackson	1,666	46,684	48,350
Richard H. Lenny	2,288	20,851	23,139
Walter E. Massey	5,750	28,862	34,612
Andrew J. McKenna	49,408	98,575	147,983
Cary D. McMillan	10,494	27,795	38,289
Sheila A. Penrose	3,000	14,514	17,514
John W. Rogers, Jr.	92,600	35,799	128,399
Gloria Santona	163,397	-	163,397
Roger W. Stone	18,000	96,185	114,185
Donald Thompson	418,956	13,371	432,327
Miles D. White	5,000	5,878	10,878
Janice L. Fields (7)	188,447	4,929	193,376
James A. Skinner (7)	1,786,828	40,066	1,826,894
Directors and executive officers as a group (the Group) (25 persons)	3,777,440	677,332	4,454,772

(1) Beneficial ownership of shares that are owned by members of their immediate families directly or through trusts is disclaimed as follows: Directors McKenna, 640; and Rogers, 100.

(2) Includes unallocated shares held in the Company's Profit Sharing and Savings Plan as follows: Director Thompson, 2,508; Mr. Bensen, 32; Mr. Goare, 2,256; Ms. Fields, 5,647; Mr. Skinner, 7,712 and the Group, 20,905.

(3) Includes shares that could be purchased by exercise of stock options on or within 60 days after March 1, 2013 (for Ms. Fields, on or within 60 days after November 30, 2012 and, for Mr. Skinner, on or within 60 days after June 30, 2012; see footnote 7 on page 61), under the Company's option plan as follows: Directors Eckert, 15,000; Rogers, 15,000; and Thompson, 357,761; Mr. Bensen, 186,954; Mr. Fenton, 161,027; Mr. Goare, 58,396; Ms. Santona, 104,599; Ms. Fields, 142,494; Mr. Skinner, 1,459,639; and the Group, 2,943,088.

(4) Directors and executive officers as a group have sole voting and investment power over shares of common stock listed in the prior table except as follows: (i) shared voting and investment powers for shares held by Directors Eckert, 10,000; Hernandez, 2,000; Jackson, 1,174; Lenny, 2,288; and Thompson, 31,829; Messrs. Bensen, 8,770; Fenton, 39,089; and Skinner, 119,803; Ms. Santona, 36,804; and the Group, 269,757; (ii) for the benefit of children, shares held by Ms. Jackson, 492; and the Group, 970; (iii) shares held by spouses, Mr. Skinner, 2,926 shares are held in a trust of which his spouse is a trustee and the Group, 3,351; and (iv) 18,000 shares held by a family foundation as to which Director Stone maintains voting and/or transfer rights.

(5) For Mr. Rogers, includes 77,500 shares of common stock held in a margin account.

(6) Includes common stock equivalent units credited under the Company's retirement plans and the Directors' Deferred Compensation Plan, which are payable in cash.

(7) All amounts reported for Ms. Fields are as of November 30, 2012, the date she ceased to serve as President of McDonald's USA, and for Mr. Skinner, as of June 30, 2012, the date of his retirement as Vice Chairman and Chief Executive Officer.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Our executive officers and Directors and persons who own more than 10% of our common stock (Reporting Persons) must file reports with the SEC about their ownership of and transactions in our common stock and our securities related to our common stock. Reporting Persons must furnish us with copies of these reports. Based on our review of those reports provided to us and inquiries we have made, we believe that during the year ended December 31, 2012, all Reporting Persons timely filed all required reports, except that Richard H. Lenny did not timely file a Form 4 reporting one purchase transaction due to an administrative error by a service provider.

Transactions with related persons, promoters and certain control persons

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

The McDonald's System has over 34,000 restaurants worldwide, most of which are independently owned and operated. Within this extensive System, it is not unusual for our business to touch many companies in many industries, including suppliers of food and other products and services. The Board of Directors reviews and approves (or ratifies), as appropriate, transactions, relationships or arrangements in which the Company is a participant and that involve Directors, executive officers, beneficial owners of more than 5% of our common stock, their immediate family members, domestic partners and companies in which they have a material interest.

The Board has adopted a policy that sets out procedures for the reporting, review and ratification of related person transactions. The policy operates in conjunction with other aspects of the Company's compliance program, including a requirement that Directors and employees report any circumstances that may create or appear to create a conflict, regardless of the amount involved. Directors and executive officers must also confirm information about related person transactions, and management reviews its books and records and makes other inquiries as appropriate.

Under the Board's policy, the Audit Committee evaluates related person transactions for purposes of recommending to the disinterested members of the Board that the transactions are fair, reasonable and within Company policies and should be approved or ratified.

The Board has considered certain types of potential related person transactions and pre-approved them as not presenting material conflicts of interest. Those transactions include (a) compensation paid to Directors and executive officers that has been approved by the Board or the Compensation Committee; (b) Company contributions to Ronald McDonald House Charities, Inc. and certain other contributions made in limited amounts to other charitable or not-for-profit organizations; and (c) transactions in which the related person's interest arises solely from ownership of the Company's common stock and all holders of the common stock receive the same benefit on a pro rata basis. The Audit Committee considers the appropriateness of any related person transaction not within these pre-approved classes in light of all relevant factors, including:

> the terms of the transaction and whether they are arm's-length and in the ordinary course of McDonald's business;

> the direct or indirect nature of the related person's interest in the transaction;

> the size and expected duration of the transaction; and

> other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards.

Related person transactions involving Directors are also subject to approval or ratification by the disinterested Directors when so required under Delaware law.

RELATED PERSON TRANSACTIONS

In 2012, the Company and its subsidiaries purchased approximately $660,000 worth of paper and other printed products (principally food product liners, trayliners, french fry bags, hash brown bags and bag stuffers) from Schwarz Supply Source. Director McKenna is Chairman of Schwarz, and during most of 2012 was a 33.66% shareholder of Schwarz. Members of Director McKenna's family were also shareholders of Schwarz during most of 2012. Mr. McKenna and his family members ceased to be shareholders of Schwarz on December 28, 2012. Schwarz's business with the Company and its subsidiaries represents less than 1% of Schwarz's total revenues. The Company believes that these purchases were made on terms at least as favorable as would have been available from other parties. The disinterested Directors ratified this transaction for 2012 and approved the continuation of this arrangement under similar terms for 2013.

In 2012, Inter-Con Security Systems, Inc. provided physical security services for the Company's home office campus. Director Hernandez is the President and Chief Executive Officer, as well as a 51.44% shareholder of Inter-Con. Payments by the Company to Inter-Con for 2012 for such services totaled approximately $1.4 million. The Company believes that these services, which represent less than 1% of the revenues of Inter-Con, were made on terms at least as favorable as would have been available from other parties. The disinterested Directors ratified this transaction for 2012 and approved the continuation of this arrangement under similar terms for 2013.

During 2012, Mr. Stephen Stratton, the brother of Mr. Jeffrey Stratton, President, McDonald's USA, owned and operated three U.S. McDonald's restaurants. In January 2013, Mr. Stephen Stratton purchased a fourth U.S. McDonald's restaurant from a franchisee, consistent with Company policies regarding the sale of restaurants between franchisees. During 2012, Mr. Stephen Stratton paid rent and service fees under the terms of standard franchise agreements with McDonald's USA, LLC, a subsidiary of the Company, for the restaurants. These payments totaled $1,190,270 in 2012, and were net of refunds that are associated with participation in various initiatives and promotions, which are generally available to all U.S. owner-operators.

Mr. Jeffrey Stratton's son-in-law, Mr. Jeff Ringel, is employed as a Vice President, Graphic Services of the Perseco business unit of HAVI Global Solutions (HGS). Mr. Brian Stratton, Mr. Jeffrey Stratton's son, is Director of Supply Chain for HAVI-ISIS Logistics, also a business unit of HGS. HGS and its business units have been significant suppliers of products and services to the McDonald's System. Messrs. Ringel and Stratton are employed by HGS on an at-will basis, and their compensation is determined at the discretion of HGS. In 2012, the Company and its subsidiaries made aggregate payments to HGS of approximately $690 million.

Communications

COMMUNICATIONS WITH THE BOARD OF DIRECTORS AND NON-MANAGEMENT DIRECTORS

Interested persons wishing to communicate directly with the Board or the non-management Directors, individually or as a group, may do so by sending written communications addressed to them at McDonald's Corporation, P.O. Box 4953, Oak Brook, IL 60522-4953 or by e-mail at *mcdbod@us.mcd.com*. Under the Board's policy for communications addressed to the Board, the Office of the Corporate Secretary collects mail from the Directors' post office box and e-mail box, forwards correspondence directed to an individual Director to that Director, and screens correspondence directed to multiple Directors or the full Board in order to forward it to the most appropriate person. Communications to the Board, the non-management Directors or to any individual Director that relate to the Company's accounting, internal accounting controls or auditing matters are referred to the Chairman of the Audit Committee.

CONSIDERATION OF DIRECTOR NOMINATIONS FOR THE 2014 ANNUAL SHAREHOLDERS' MEETING

Director candidates nominated by the Board

Shareholders can suggest Director candidates for consideration for nomination by the Board by writing to the Governance Committee, c/o Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com.* Shareholders should provide the candidate's name, biographical data, qualifications and the candidate's written consent to being named as a nominee in the Company's Proxy Statement and to serve as a Director, if elected.

Director candidates nominated by a shareholder

For Director nominations to be properly brought before the 2014 Annual Shareholders' Meeting by a shareholder, timely notice in writing must be given by the shareholder to the Office of the Corporate Secretary. With respect to the 2014 Annual Shareholders' Meeting, notice will be timely if it is sent to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com*, and delivered on or after 5:00 p.m. Central Time on January 23, 2014 and on or before 5:00 p.m. Central Time on February 22, 2014. A shareholder presenting a nominee for Director must satisfy certain other requirements set forth in the Company's Amended and Restated By-Laws, which are available on the Company's website at *www.governance.mcdonalds.com* and summarized in the next section.

Qualifications for Directors

Article II, Section 6 of the Company's Amended and Restated By-Laws provide that, in order to be eligible for election as a Director, a candidate must deliver to the Corporate Secretary statements indicating whether the candidate: (a) will, if elected or re-elected as a Director, deliver following such person's election or re-election a resignation effective upon (i) failure to receive the required vote for re-election at the next annual meeting at which such person faces re-election and (ii) Board acceptance of such resignation; (b) is a party to any voting commitment that could limit the nominee's ability to carry out his/her fiduciary duties; (c) intends to refrain from entering into certain voting commitments; (d) is a party to any arrangements for compensation, reimbursement or indemnification in connection with service as a Director, or intends to enter into any such arrangement; and (e) intends to comply with the Company's publicly disclosed policies and guidelines. The foregoing is a summary of the requirements of Article II, Section 6 of the Company's Amended and Restated By-Laws and is qualified in its entirety by reference to the actual provisions of Article II, Section 6.

In addition, a Director candidate nominated by a shareholder for election at the 2014 Annual Shareholders' Meeting will not be eligible for election unless the shareholder proposing the nominee has provided timely notice of the nomination in accordance with the deadlines specified under the section entitled "Director candidates nominated by a shareholder" and has otherwise complied with the other applicable requirements set forth in the Amended and Restated By-Laws. Shareholders should also consider the Company's Director selection process which is described on page 53.

SHAREHOLDER PROPOSALS FOR INCLUSION IN NEXT YEAR'S PROXY STATEMENT

To be considered for inclusion in the Company's Proxy Statement for the 2014 Annual Shareholders' Meeting, shareholder proposals must be received by the Office of the Corporate Secretary no later than 5:00 p.m. Central Time on December 13, 2013. These proposals must be sent to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com*. This notice requirement is in addition to the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's Proxy Statement.

OTHER SHAREHOLDER PROPOSALS FOR PRESENTATION AT THE 2014 ANNUAL SHAREHOLDERS' MEETING

For any proposal not properly submitted for inclusion in the Proxy Statement for the 2014 Annual Shareholders' Meeting under SEC rules and that is sought to be presented directly from the floor of the 2014 Annual Shareholders' Meeting, the Company's Amended and Restated By-Laws require that timely notice must be given in writing to the Office of the Corporate Secretary. To be timely, the notice must be delivered to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com* on or after 5:00 p.m. Central Time on January 23, 2014 and on or before 5:00 p.m. Central Time on February 22, 2014. The Amended and Restated By-Laws also provide that the proposal, as determined by the Chairman of the meeting, must be a proper subject for shareholder action under Delaware law, and the proposal must satisfy certain other requirements set forth in the Company's Amended and Restated By-Laws.

Solicitation of proxies and voting

NOTICE AND ACCESS

We follow the SEC's "Notice and Access" rule. Most shareholders will receive a notice of Internet availability of proxy materials (Notice) in lieu of a paper copy of the Proxy Statement and the Company's Annual Report. The Notice provides instructions as to how shareholders can access the proxy materials online, describes matters to be considered at the Annual Shareholders' Meeting and gives instructions as to how shares can be voted. Shareholders receiving the Notice can request a paper copy of the proxy materials by following the instructions set forth in the Notice.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
THE PROXY STATEMENT AND OUR 2012 ANNUAL REPORT TO SHAREHOLDERS ARE AVAILABLE AT:
WWW.INVESTOR.MCDONALDS.COM

RECORD DATE

Shareholders owning McDonald's common stock at the close of business on March 25, 2013 (the record date), may vote at the 2013 Annual Shareholders' Meeting. On that date, 1,002,790,545 shares of common stock were outstanding and there were approximately 1,865,000 shareholders of McDonald's common stock. Each share is entitled to one vote on each matter to be voted upon at the Annual Shareholders' Meeting.

VOTING PRIOR TO THE ANNUAL SHAREHOLDERS' MEETING

Most shareholders have a choice of voting prior to the meeting by proxy over the Internet, by telephone or by using a traditional proxy card. Refer to the Notice or your proxy or voting instruction card to see which options are available to you and how to use them.

The Internet and telephone voting procedures are designed to authenticate shareholders' identities and to confirm that their instructions have been properly recorded.

VOTING AT THE ANNUAL SHAREHOLDERS' MEETING

Ballots will be available for shareholders to vote at the meeting. Shareholders who listen to the webcast will not be able to vote their shares unless they vote by proxy prior to the meeting.

QUORUM

A quorum will be present if the holders of a majority of the shares of common stock entitled to vote are present in person or represented by proxy at the Annual Shareholders' Meeting. Our independent inspector of election, Broadridge Financial Solutions, Inc. (Broadridge), will determine whether or not a quorum is present.

VOTING TABULATION

All votes cast at the Annual Shareholders' Meeting will be tabulated by Broadridge.

Directors will be elected by majority vote, which means that a nominee is elected only if the votes cast "for" his/her election exceed the votes cast "against" his/her election (with abstentions and broker non-votes having no effect on the outcome of the election).

With respect to the advisory vote to approve executive compensation, the advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2013 and the advisory votes on the shareholder proposals, shareholders may (a) vote in favor; (b) vote against; or (c) abstain from voting.

Under our Amended and Restated By-Laws, to be approved, the advisory proposals to approve executive compensation, the appointment of the independent auditor for 2013 and each shareholder proposal must receive the affirmative vote of a majority of the voting power of the shares represented at the Annual Shareholders' Meeting and entitled to vote thereon.

Broadridge will treat abstentions on any one or more of the proposals submitted for shareholder action as shares present for purposes of determining a quorum, but an abstention on any proposal (other than director elections) will have the effect of a vote against approval of that proposal.

REGISTERED SHAREHOLDERS

All valid proxies properly executed and received by the Company prior to the Annual Shareholders' Meeting will be voted as directed by shareholders.

Registered shareholders who submit an executed proxy, but do not specify how they want their shares voted, will have their shares voted as follows: **FOR** the election of the Board's nominees for Director as set forth under "Election of Directors," **FOR** the approval of executive compensation, **FOR** the approval of the appointment of Ernst & Young LLP as independent auditor for 2013 and **AGAINST** each shareholder proposal.

Registered shareholders may revoke their proxy and change their vote at any time before the Annual Shareholders' Meeting by submitting written notice to the Corporate Secretary, by submitting a later dated and properly executed proxy (by Internet, telephone or mail) or by voting in person at the Annual Shareholders' Meeting.

BENEFICIAL HOLDERS

Shareholders who hold their shares through an intermediary, such as a bank or broker, are deemed to be beneficial holders and will receive a voting instruction form from their intermediary. Each intermediary is subject to certain NYSE rules regarding voting and votes according to its own procedures.

Under NYSE rules, the proposal to approve the appointment of independent auditors is considered a "discretionary" item. This means that brokerage firms may vote in their discretion on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Shareholders' Meeting. In contrast, all of the other proposals set forth in this Proxy Statement are "non-discretionary" items. Brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals. These so-called "broker non-votes" will not be considered in determining the number of votes necessary for approval and, therefore, will have no effect on the outcome of the votes for these proposals. Broker non-votes with respect to any proposal will be treated as shares present for purposes of determining a quorum at the Annual Shareholders' Meeting.

PROXY SOLICITATION

The Company will provide the Notice, electronic delivery of the proxy materials or mail the 2013 Proxy Statement, the 2012 Annual Report and a proxy card to shareholders beginning on or about April 12, 2013, in connection with the solicitation of proxies by the Board of Directors to be used at the 2013 Annual Shareholders' Meeting. The cost of soliciting proxies will be paid by the Company. The Company has retained Georgeson Inc. to aid in the solicitation at a fee of approximately $26,000 plus reasonable out-of-pocket expenses. Proxies also may be solicited by employees and Directors of the Company by mail, telephone, facsimile, e-mail or in person.

CONFIDENTIAL VOTING

It is the Company's policy to protect the confidentiality of shareholder votes. Throughout the voting process, your vote will not be disclosed to the Company, its Directors, officers or employees, except to meet legal requirements or to assert or defend claims for or against the Company or except in those limited circumstances where (1) a proxy solicitation is contested; or (2) you authorize disclosure. The inspector of election has been and will remain independent of the Company. Nothing in this policy prohibits you from disclosing the nature of your vote to the Company, its Directors, officers or employees, or impairs voluntary communication between you and the Company; nor does this policy prevent the Company from ascertaining which shareholders have voted or from making efforts to encourage shareholders to vote.

Additional information

The following list sets forth the names of our current executive officers, their ages and their positions. *(Ages are as of April 12, 2013.)*

Jose Armario *Age: 53*. Corporate Executive Vice President–Global Supply Chain, Development and Franchising

Peter J. Bensen *Age: 50*. Corporate Executive Vice President and Chief Financial Officer

Timothy J. Fenton *Age: 55*. Chief Operating Officer

Richard Floersch *Age: 55*. Corporate Executive Vice President and Chief Human Resources Officer

Douglas M. Goare *Age: 60*. President, McDonald's Europe

David L. Hoffmann *Age: 45*. President, McDonald's Asia/Pacific, Middle East and Africa

Kenneth M. Koziol *Age: 54*. Corporate Executive Vice President–Chief Restaurant Officer

Kevin M. Ozan *Age: 49*. Corporate Senior Vice President–Controller

Gloria Santona *Age: 62*. Corporate Executive Vice President, General Counsel and Secretary

Jeffrey P. Stratton *Age: 57*. President, McDonald's USA

Donald Thompson *Age: 50*. President and Chief Executive Officer

McDONALD'S CORPORATION ANNUAL REPORT ON FORM 10-K, OTHER REPORTS AND POLICIES

Shareholders may access financial and other information on the investor section of the Company's website at *www.investor.mcdonalds.com.* Also available, free of charge, are copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Also posted on McDonald's website are the Company's Corporate Governance Principles; the charters of the Board's Committees; the Standards on Director Independence; the Standards of Business Conduct; the Code of Ethics for the Chief Executive Officer and Senior Financial Officers; the Code of Conduct for the Board of Directors; the Policy for Pre-Approval of Audit and Permitted Non-Audit Services, the Political Contribution Policy and the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws. Copies of these documents and other information is also available free of charge by calling 1-800-228-9623 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

HOUSEHOLDING OF ANNUAL SHAREHOLDERS' MEETING MATERIALS

Shareholders who share the same last name and address will receive one package containing a separate Notice for each individual shareholder at that address. Shareholders who have elected to receive paper copies and who share the same last name and address will receive only one set of the Company's Annual Report and Proxy Statement, unless they have notified us that they wish to continue receiving multiple copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

If you are a MCDirect Shares participant, hold McDonald's stock certificates or have book-entry shares at Computershare, you can opt out of the householding practice by calling 1-800-621-7825 (toll-free) from the U.S. and Canada, or 1-312-360-5129 from other countries, or by writing to McDonald's Shareholder Services, c/o Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. If you would like to opt out of this practice and your shares are held in street name, please contact your bank or broker.

If you are receiving multiple copies of proxy materials at your household and would prefer to receive a single copy of these materials, please contact Computershare at the above numbers or address. If your shares are held in street name, please contact your bank or broker.

INFORMATION ABOUT REGISTERING FOR AND ATTENDING THE ANNUAL SHAREHOLDERS' MEETING

Date: Thursday, May 23, 2013
Time: 9:00 a.m. Central Time
Place: McDonald's Office Campus, The Lodge, Prairie Ballroom, 2815 Jorie Blvd., Oak Brook, Illinois 60523
Directions: Available at www.investor.mcdonalds.com
Parking: Limited parking is available on Campus.

Webcast: To listen to a live webcast of the Annual Shareholders' Meeting, go to *www.investor.mcdonalds.com* on May 23 just prior to 9:00 a.m. Central Time, select the "Webcasts and Podcasts" icon and click on the appropriate link. The Annual Shareholders' Meeting webcast will be available for a limited time after the meeting.

PRE-REGISTRATION AND ADMISSION POLICY

As seating in the Prairie Ballroom is very limited, we encourage shareholders to listen to the meeting via the live webcast. **If you decide to attend in person, please send the pre-registration form below to McDonald's Shareholder Services by U.S. mail or e-mail as described below.**

> If you are a registered shareholder (i.e., you hold your shares through McDonald's transfer agent, Computershare), you may reserve your ticket by sending the completed form below, as well as proof of share ownership, such as a copy of your meeting notice or your proxy card, by U.S. mail or by scanning and attaching the documents to an e-mail.

> If you hold your shares through an intermediary, such as a bank or broker, you must send us the completed form below, as well as proof of share ownership, such as a copy of your meeting notice, your voting instruction form or your brokerage statement reflecting your McDonald's holdings and your name, by U.S. mail or by scanning and attaching the documents to an e-mail. Please note that requesting a legal proxy from your intermediary does not constitute pre-registering with McDonald's. If you wish to attend the meeting, you must pre-register directly with McDonald's.

> If you are a duly appointed proxy for a shareholder, you must send the completed form below, as well as proof of your proxy power and proof of share ownership for the shareholder for whom you are a proxy, by U.S. mail or by scanning and attaching the documents to an e-mail.

Requests for tickets must be sent by U.S. mail to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523 or by e-mail to *shareholder.services@us.mcd.com*. Requests for tickets must be received no later than 5:00 p.m. Central Time on May 16, 2013.

You will receive a confirmation letter by U.S. mail after we receive your pre-registration materials. Your ticket will be available at the meeting registration desk, and you must show a government-issued photo identification, as well as the confirmation letter, to pick up your ticket. As admission tickets are limited, only those shareholders who have pre-registered will receive tickets, on a first-come, first-served basis. Overflow rooms will be available for viewing the meeting. Each shareholder may bring only one guest, who also must be listed on the registration form below. The registration desk will open at 7:30 a.m. Central Time on May 23, 2013. All tickets for the Prairie Ballroom must be picked up by 8:45 a.m. Central Time.

Please do not bring items such as bags and briefcases to the meeting. Only small purses will be permitted in the Prairie Ballroom and the overflow rooms, and these will be subject to inspection prior to admission to the meeting. Individuals attending the meeting must wear appropriate attire and will not be allowed to enter the meeting wearing any attire that could be construed as intended to conceal one's identity (including, but not limited to, hats or costumes). Cameras and other recording devices will not be permitted in the ballroom and the overflow rooms. Cellular phones and all other electronic devices must be turned off and put away during the meeting.

PRE-REGISTRATION FORM FOR 2013 ANNUAL SHAREHOLDERS' MEETING OF McDONALD'S CORPORATION

I am a shareholder (or duly appointed proxy for a shareholder) of McDonald's Corporation and plan to attend the Annual Shareholders' Meeting to be held on May 23, 2013.

NAME *(please print)*   PHONE NUMBER

ADDRESS   CITY   STATE   ZIP

NAME OF GUEST *(only shareholders may bring a guest)*

ROOM PREFERENCE: ☐ PRAIRIE BALLROOM ☐ OVERFLOW ROOM *(for viewing only)* Room preference is accommodated on first-come, first-served basis.

A shareholder must accompany his or her guest in order for a guest to gain admission to the meeting. A duly appointed proxy for a shareholder will not be allowed to bring a guest to the meeting. All shareholders and proxies must provide proof of share ownership.

To avoid delay in the receipt of your confirmation letter, please do not return this form with your proxy card or mail it in the business envelope that you may have received with your proxy materials.

This form along with proof of ownership must be returned by mail to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523 or by e-mail to *shareholder.services@us.mcd.com* no later than 5:00 p.m. Central Time on May 16, 2013.

Please contact McDonald's Shareholder Services with any questions at 630-623-7428.

HOME OFFICE

McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523
630-623-3000
www.aboutmcdonalds.com

*All trademarks used herein
are the property of their respective
owners.*

©2013 McDonald's
MCD13-4766





McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523
www.aboutmcdonalds.com



**C/O McDONALD'S CORPORATION
POST OFFICE BOX 9112
FARMINGDALE, NY 11735-9544**

  **SCAN TO
VIEW MATERIALS & VOTE
WITH YOUR SMARTPHONE** ▷

Read the Proxy Statement and have your proxy card in hand. Please note that telephone and Internet voting will turn off at 11:59 pm ET the night before the meeting date.

To vote by Internet

1) Go to www.proxyvote.com or scan the QR Barcode above with your smartphone.

To vote by Telephone

1) Call 1-800-690-6903.

To vote by Mail

1) Check the appropriate boxes on the proxy card below.
2) Sign and date the proxy card.
3) Return the proxy card in the envelope provided.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company for mailing proxy materials, you can consent to receive all future proxy statements, proxy cards and annual reports electronically via e-mail. To sign up for electronic delivery, please follow the instructions above to VOTE BY INTERNET and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M52698-P34902-Z59754 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

McDONALD'S CORPORATION

A **Proposals**

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation. If this signed card contains no specific voting instructions, the shares will be voted with the Board's recommendations, except for Profit Sharing Plan participants (see reverse side).

The Board of Directors recommends a vote **FOR** the nominees identified on this proxy.

1. Election of Directors: (each for a one-year term expiring in 2014)	For	Against	Abstain	The Board of Directors recommends a vote **AGAINST** proposals 4, 5, 6 and 7.	For	Against	Abstain
1a. Walter E. Massey	☐	☐	☐	4. Advisory vote on a shareholder proposal requesting an annual report on executive compensation, if presented.	☐	☐	☐
1b. John W. Rogers, Jr.	☐	☐	☐	5. Advisory vote on a shareholder proposal requesting an executive stock retention policy, if presented.	☐	☐	☐
1c. Roger W. Stone	☐	☐	☐	6. Advisory vote on a shareholder proposal requesting a human rights report, if presented.	☐	☐	☐
1d. Miles D. White	☐	☐	☐	7. Advisory vote on a shareholder proposal requesting a nutrition report, if presented.	☐	☐	☐

The Board of Directors recommends a vote **FOR** proposals 2 and 3.

	For	Against	Abstain
2. Advisory vote to approve executive compensation.	☐	☐	☐
3. Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2013.	☐	☐	☐

If you have comments, please check this box and write them on the back where indicated. ☐

B **Authorized Signatures — This section MUST be completed for your vote to be counted. — Date and Sign Below**

I (we) hereby revoke any proxy previously given, and appoint Donald Thompson, Gloria Santona and Peter J. Bensen, and each of them, as proxies with full power of substitution to vote in the manner provided above, all shares the undersigned is entitled to vote at the McDonald's Corporation 2013 Annual Shareholders' Meeting, or any postponement or adjournment thereof, and further authorize each such proxy to vote at his or her discretion on any other matter that may properly come before the meeting or any adjournment or postponement thereof, including without limitation to vote for the election of such substitute nominee(s) for director as such proxies may select in the event that any nominee(s) named above become(s) unable to serve. (Plan participants are appointing Plan trustees – see reverse side.)

Please sign as your name(s) appear(s) above and return the card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you attend the meeting and decide to vote in person by ballot, such vote will supersede this proxy.

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

McDonald's Corporation Annual Shareholders' Meeting Information

Thursday, May 23, 2013
9:00 a.m. Central Time

Prairie Ballroom at The Lodge
McDonald's Office Campus
2815 Jorie Boulevard
Oak Brook, Illinois 60523

Admission: Please review the Pre-registration and Admission Policy regarding meeting attendance in the Proxy Statement. **You will need to pre-register with McDonald's to attend the meeting.** As admission tickets are limited, only those shareholders who have pre-registered will receive tickets, on a first-come, first-served basis. Each shareholder may bring only one guest, who also must be pre-registered for the meeting. The registration desk will open at 7:30 a.m. Central Time. Overflow rooms will be available for viewing the meeting.

Please do not bring items such as bags and briefcases to the meeting. Only small purses will be permitted in the Prairie Ballroom and the overflow rooms, and these will be subject to inspection prior to admission to the meeting. Individuals attending the meeting must wear appropriate attire and will not be allowed to enter the meeting wearing any attire that could be construed as intended to conceal one's identity (including, but not limited to, hats or costumes). Cameras and other recording devices will not be permitted in the ballroom and the overflow rooms. Cellular phones and all other electronic devices must be turned off and put away during the meeting.

Voting at the Meeting: Shareholders attending the live meeting may submit this proxy card or complete a ballot at the meeting.

Directions: Directions to McDonald's Annual Shareholders' Meeting can be viewed online at www.investor.mcdonalds.com.

Webcast: To listen to a live webcast of McDonald's Annual Shareholders' Meeting, go to www.investor.mcdonalds.com, click on the "Webcasts and Podcasts" icon and then select the appropriate link. After the meeting, this webcast will be available on demand for a limited time. Please note that if you participate in the meeting by live webcast, the shares of stock will not be voted or deemed present at the meeting unless you submitted a proxy via mail, the Internet or telephone before the meeting.

Important Notice Regarding the Availability of Proxy Materials for
McDonald's Annual Shareholders' Meeting to be Held on May 23, 2013:

The Proxy Statement and the 2012 Annual Report to Shareholders are available at www.proxyvote.com.



Proxy — McDONALD'S CORPORATION

Voting Instructions for McDonald's Corporation Profit Sharing and Savings Plan Participants

When casting your vote, you are directing the trustees of the McDonald's Corporation Profit Sharing and Savings Plan (the "Plan") in which you participate to vote the McDonald's shares credited to the account(s) under the Plan. When you vote these shares, you should consider your own long-term best interests as a Plan participant. In addition, you are directing the trustees to vote shares held in the Plan that have not been voted by other participants and/or vote Plan shares that have not yet been credited to participants' accounts. When you direct the vote of these shares, you have a special responsibility to consider the long-term best interest of other Plan participants.

Your vote on the reverse side will direct the Trustees to vote:
• Shares credited to the account(s) under the Plan;
• Shares not voted and shares that have not yet been credited to Plan participants' accounts, if applicable.

In addition, your vote on the reverse side will direct Donald Thompson, Gloria Santona and Peter Bensen to vote shares held at Computershare (MCDirect Shares, certificate and book entry).

If you do NOT want to vote all shares in the same way, please contact Broadridge via email at mcdonalds@broadridge.com, or indicate that you want to vote the Plan shares and registered shares separately in the Comments area below and check the corresponding box on the reverse side of the proxy card. Your directions to vote shares held in the Plan will be kept confidential by Broadridge, the independent inspector of election.

Comments: _____

_____

(If you noted any comments above, please mark the corresponding box on the reverse side.)